Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2023 Q3

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2023 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including internet overage charges and roaming fees; federal and provincial consumer protection legislation; the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE; draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency; potential limitations on international roaming fees and ancillary service fees; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions; unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings; our ability to comply with complex and changing regulation of the healthcare, virtual care, and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly contracts entered into by TELUS International (Cda) Inc. (TELUS International or TI)), require us to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.

●	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings, in some cases under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation, security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data, and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron) as well as any related regulatory actions; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	Technology including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households with only mobile and/or internet-based telephone services; potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions; and any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology.

Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to continually streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies, broadband initiatives (such as fibre-to-the-premises (FTTP), wireless small-cell deployment and 5G wireless); availability of resources and our ability to build out adequate broadband capacity; our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and mobile handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire; deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation, which may change the way we interact with customers.

Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the auction of 3800 MHz spectrum that commenced in October 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

●	Operational performance and business combination risks including: our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; our ability to effectively manage the growth of our infrastructure and integrate new team members; and our reliance on third-party cloud-based computing services to deliver our IT services.

●	Security and data protection including: risks that malfunctions or unlawful acts could result in unauthorized access or change to, or loss or distribution of, data that may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

Security threats including: intentional damage, unauthorized access or attempted access to our physical assets or our IT systems and network, or those of our customers or vendors, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and rising costs, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the COVID-19 pandemic); political instability in certain international locations, including war and other geopolitical developments; information security and privacy breaches, including loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	Our team including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquired businesses in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements, our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives, the risk that certain independent contractors in our business could be classified as employees, and the physical and mental health of our team, which are critical to engagement and productivity.

●	Environment, health and safety including: loss of employee work time as a result of illness or injury; public concerns related to radio frequency emissions; environmental issues including climate-related risks (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

Energy use including: our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting greenhouse gas (GHG) emissions in our operations (in part as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

●	Real estate matters including: risks associated with our real estate investments, such as financing risks and uncertain future demand, occupancy and rental rates, especially as a result of the COVID-19 pandemic.

●	Financing, debt and dividend requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions, and/or our ability to maintain investment-grade credit ratings. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

●	Tax matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

●	The economy including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments, as well as public and private sector, responses to pandemics; expectations regarding future interest rates; inflation; unemployment levels; immigration levels; effects of volatility in oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates; fluctuations in exchange rates of the currencies of various countries in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the United States; and global implications of the dynamics of trade relationships among major world economies.

Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

●	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also Section 10.3 Regulatory matters in our 2022 annual MD&A and TELUS International’s financial performance which impacts our financial performance.

●	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR and may include: intense competition from companies offering similar services; our ability to expand and retain existing client relationships and attract new clients; attracting and retaining qualified team members to support its operations; the inelasticity of TI’s labour costs relative to short-term movements in client demand could have adverse impacts on the business; TI’s ability to grow and maintain profitability if changes in technology or client expectations outpace service offerings and internal tools and processes; the timing and success of TI’s cost efficiency programs; TI maintaining its culture as it grows; the effects of global economic and geopolitical conditions on TI and its clients’ businesses and demand for its services; TI’s ability to respond to reductions in client demand in a timely and cost-effective manner whether due to labour and employment laws or otherwise; the significant portion of TI’s revenue that is dependent on a limited number of large clients, two of which (excluding TELUS) each accounted for more than 10% of our digitally-led customer experiences – TELUS International (DLCX) revenue; continued consolidation in many of the verticals in which TI offers services resulting in potential client loss; the adverse impact on TI’s business if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers, which could have a negative impact on its reputation and client confidence; TI’s business not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members suffering adverse emotional or cognitive effects in the course of performing their work; and TI’s short history operating as a separate, publicly traded company. TELUS International’s primary functional and reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our reporting currency) compared to the U.S. dollar, the European euro, the Philippine peso and the currencies of other countries in which TI operates. The trading price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; low trading volume; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a decline in the trading price of the TI Subordinate Voting Shares. A decline in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a decrease in the fair value of TI multiple voting shares held by TELUS.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2022 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Management’s discussion and analysis (MD&A)

November 3, 2023

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2023
4.	Capabilities

4.1 Principal markets addressed and competition

4.2 Operational resources

4.3 Liquidity and capital resources

4.4 Changes in internal control over financial reporting and limitations on scope of design

5.	Discussion of operations

5.1 General

5.2 Summary of consolidated quarterly results and trends

5.3 Consolidated operations

5.4 TELUS technology solutions segment

5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other specified financial measures 11.2 Operating indicators

© 2023 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

1.	Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and nine-month periods ended September 30, 2023, and should be read together with our September 30, 2023 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 3, 2023.

In this MD&A, unless otherwise indicated, results for the third quarter of 2023 (three-month period ended September 30, 2023) and the nine-month period ended September 30, 2023 are compared with results for the third quarter of 2022 (three-month period ended September 30, 2022) and the nine-month period ended September 30, 2022.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our business operations.

TELUS technology solutions (TTech)

Across TTech, we are leveraging our leading technology and compassion to enable remarkable human outcomes. Our long-standing commitment to putting our customers first across the full range of our solutions spanning mobile, data, IP, voice, television, entertainment, video and security, delivered over our award-winning networks, has made us a distinct leader in customer service excellence and loyalty. The accolades we have earned over the years from independent, industry-leading network insight firms highlight the speed, reliability and expansiveness of our leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that matter most. The healthcare industry continues to move toward digitization of everyday functions within the healthcare ecosystem. We are helping Canadians and others live healthier lives by leveraging technology that enables access to health information and delivers improved health outcomes with solutions such as employer-focused healthcare. We are also developing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

Digitally-led customer experiences – TELUS International (DLCX)

Technology is transforming the way businesses interact with their customers at an accelerating pace and scale and, across industries, customer experience has become a critically important competitive differentiator. DLCX clients and their customers have more information and more choices than ever before, and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic had further accelerated the use of digital channels as the first, and sometimes only, point of customer interaction. Customers value a consistent and personalized experience across every channel when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with an authentic human experience that demonstrates a genuine commitment to customer satisfaction.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident admissions[3]
							For the month of			For the month of
							Sept.	Sept.		Sept.	Sept.
	2023		2023	2023		2023	2023[4]	2022[4]	2023	2023	2022	2023	2023
Canada	1.2	[5]	1.2	3.9	[5]	3.9	5.5	5.2	5.5	270	300	236	465
B.C.	1.2	[6]	0.8	3.9	[6]	3.9	5.4	4.3	5.3	40	54	47	n/a
Alberta	3.0	[6]	2.1	3.1	[6]	3.4	5.7	5.5	5.9	49	41	32	n/a
Ontario	1.2	[6]	1.2	2.2	[6]	3.6	6.0	5.8	5.6	104	136	86	n/a
Quebec	0.6	[6]	0.6	3.5	[6]	4.2	4.4	4.4	4.4	53	50	41	n/a

n/a – not applicable

1	Assumptions are as of September 29, 2023 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2023-2025.html.
4	Source: Statistics Canada Labour Force Survey, September 2023 and September 2022, respectively.
5	Source: Bank of Canada Monetary Policy Report, September 2023.
6	Source: British Columbia Ministry of Finance, First Quarterly Report, September 2023; Alberta Ministry of Treasury Board and Finance, 2023 – 24 First Quarter Fiscal Update and Economic Statement, August 2023; Ontario Ministry of Finance, 2023 – 24 First Quarter Finances, August 14, 2023; and Ministère des Finances du Quebec, Budget 2023 – 2024, March 2023, respectively.

1.3 Consolidated highlights

Long-term debt issues

On September 5, 2023, we announced a three-tranche note offering of: $850 million of senior unsecured 5.75% Sustainability-Linked Notes, Series CAK, maturing on September 8, 2033; $400 million of senior unsecured 5.95% Notes, Series CAL, maturing on September 8, 2053; and $500 million of senior unsecured 5.60% Notes, Series CAM, maturing on September 9, 2030. The net proceeds of the three-tranche offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper and the reduction of cash amounts outstanding under an arm’s length securitization trust, and for other general corporate purposes.

The Series CAK notes were issued pursuant to our sustainability-linked bond framework announced on June 14, 2021, linking financing costs to our environmental performance, and the issuance was our fifth bond offering under the framework. Our fourth sustainability-linked note in Canada, and fifth globally, solidifies us as the largest sustainability-linked bond issuer in Canada, contributing to our position as a leader in social capitalism.

Our Board of Directors

In October 2023, Kathy Kinloch stepped down from our Board. Kathy joined the Board in 2017 and during her tenure, served on the Audit, Corporate Governance and People, Culture and Compensation Committees. We thank Kathy for her outstanding contributions and service to TELUS.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Consolidated highlights

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except footnotes and unless noted otherwise)	2023	2022	Change		2023	2022	Change
Consolidated statements of income
Operating revenues and other income	5,008	4,671	7.2%		14,918	13,354	11.7%
Operating income	517	796	(35.1)%		1,698	2,285	(25.7)%
Income before income taxes	165	762	(78.3)%		703	1,975	(64.4)%
Net income	137	551	(75.1)%		557	1,453	(61.7)%
Net income attributable to Common Shares	136	514	(73.5)%		553	1,367	(59.5)%
Adjusted Net income[1]	373	471	(20.8)%		1,032	1,308	(21.1)%

Earnings per share (EPS) ($)
Basic EPS	0.09	0.37	(75.7)%		0.38	0.99	(61.6)%
Adjusted basic EPS[1]	0.25	0.34	(26.5)%		0.71	0.95	(25.3)%
Diluted EPS	0.09	0.37	(75.7)%		0.38	0.99	(61.6)%
Dividends declared per Common Share ($)	0.3636	0.3386	7.4%		1.0783	1.0046	7.3%

Basic weighted-average Common Shares outstanding (millions)	1,454	1,398	4.0%		1,447	1,385	4.5%
Consolidated statements of cash flows
Cash provided by operating activities	1,307	1,300	0.5%		3,185	3,685	(13.6)%

Cash used by investing activities	(791)	(1,917)	(58.7)%		(4,032)	(4,554)	(11.5)%
Acquisitions	(11)	(1,022)	(98.9)%		(1,273)	(1,502)	(15.2)%
Capital expenditures[2]	(769)	(925)	(16.9)%		(2,289)	(2,812)	(18.6)%

Cash provided by financing activities	39	1,675	(97.7)%		1,077	1,586	(32.1)%
Other highlights
Telecom subscriber connections[3] (thousands)					18,935	17,670	7.2%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,517	1,646	(7.9)%		4,726	4,808	(1.7)%
EBITDA margin[1] (%)	30.3	35.2	(4.9	) pts.	31.7	36.0	(4.3	) pts.
Restructuring and other costs	303	78	n/m		577	146	n/m
Adjusted EBITDA[1]	1,820	1,724	5.5%		5,302	4,954	7.0%
Adjusted EBITDA margin[1] (%)	36.3	36.9	(0.6	) pts.	35.5	37.1	(1.6	) pts.
Free cash flow[1]	355	331	7.3%		1,169	951	22.9%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.82	3.44	0.38

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases. Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.

Operating highlights

●	Consolidated Operating revenues and other income increased by $337 million in the third quarter of 2023 and $1,564 million in the first nine months of 2023.

Service revenues increased by $340 million in the third quarter of 2023 and $1,421 million in the first nine months of 2023. TTech service revenue growth was driven by growth in health services revenues inclusive of our acquisition of LifeWorks on September 1, 2022, higher mobile network revenues and an increase in fixed data service revenues. Increased DLCX revenues resulted from growth from expanded services for certain existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023.

Equipment revenues increased by $10 million in the third quarter of 2023 and $159 million in the first nine months of 2023, driven by higher mobile equipment revenues, with the nine-month period experiencing higher contracted volumes.

Other income decreased by $13 million in the third quarter of 2023 and $16 million in the first nine months of 2023, largely due to lower reversals of business combination-related provisions in the current periods and a gain on acquisition of control of LifeWorks in the prior year. These effects were partly offset by higher net gains on the sale of assets.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

●	Operating income decreased by $279 million in the third quarter of 2023 and $587 million in the first nine months of 2023. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs of $303 million in the third quarter of 2023 and $577 million in the first nine months of 2023 and other equity income related to real estate joint ventures, decreased by $129 million in the third quarter of 2023 and $82 million in the first nine months of 2023.

Adjusted EBITDA, which excludes restructuring and other costs and other equity income related to real estate joint ventures, increased by $96 million in the third quarter of 2023 and $348 million in the first nine months of 2023, driven by TTech growth. This reflected: (i) higher mobile network revenues; (ii) growth in health; (iii) lower headcount; and (iv) increased margins for internet and security. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher costs related to the scaling of our digital capabilities; (iii) declining TV and fixed legacy voice margins; and (iv) a decline in DLCX contribution. (See Section 5.3 Consolidated operations for additional details.)

●	Income before income taxes decreased by $597 million in the third quarter of 2023 and $1,272 million in the first nine months of 2023 as a result of higher Financing costs and lower Operating income. The increase in Financing costs largely resulted from greater interest on long-term debt, excluding lease liabilities as well as the impact of virtual power purchase agreements unrealized change in forward element. (See Financing costs in Section 5.3.)

●	Income tax expense decreased by $183 million in the third quarter of 2023 and $376 million in the first nine months of 2023. The effective tax rate decreased from 27.7% to 17.2% in the third quarter of 2023 and from 26.4% to 20.8% in the first nine months of 2023, primarily driven by adjustments recognized in the current period for income taxes of prior periods.

●	Net income attributable to Common Shares decreased by $378 million in the third quarter of 2023 and $814 million in the first nine months of 2023, reflecting the after-tax impacts of higher Operating expenses, including higher depreciation and amortization, and higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity income related to real estate joint ventures and virtual power purchase agreements unrealized change in forward element. Adjusted Net income decreased by $98 million or 20.8% in the third quarter of 2023 and $276 million or 21.1% in the first nine months of 2023.

●	Basic EPS decreased by $0.28 or 75.7% in the third quarter of 2023 and $0.61 or 61.6% in the first nine months of 2023, reflecting the after-tax impacts of higher Financing costs and lower Operating income, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, other equity income related to real estate joint ventures and virtual power purchase agreements unrealized change in forward element. Adjusted basic EPS decreased by $0.09 or 26.5% in the third quarter of 2023 and $0.24 or 25.3% in the first nine months of 2023.

●	Dividends declared per Common Share were $0.3636 in the third quarter of 2023, an increase of 7.4% from one year earlier. On November 2, 2023, the Board declared a fourth quarter dividend of $0.3761 per share on our issued and outstanding Common Shares, payable on January 2, 2024, to shareholders of record at the close of business on December 11, 2023. The fourth quarter dividend increased by $0.0250 per share or 7.1% from the $0.3511 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

●	During the 12-month period ended on September 30, 2023, our total telecom subscriber connections increased by 1,265,000 or 7.2%. This reflected an increase of 4.0% in mobile phone subscribers, 23.2% in connected device subscribers, 9.2% in internet subscribers, 4.8% in TV subscribers and 8.7% in security subscribers, partly offset by a decline of 2.5% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Liquidity and capital resource highlights

●	Cash provided by operating activities increased by $7 million in the third quarter of 2023 and decreased by $500 million in the first nine months of 2023. The decrease for the nine-month period was primarily driven by other working capital changes and an increase in interest paid, partially offset by lower restructuring and other costs disbursements, net of expense. (See Section 7.2 Cash provided by operating activities.)

●	Cash used by investing activities decreased by $1,126 million in the third quarter of 2023, primarily resulting from business acquisitions, as the LifeWorks acquisition occurred during the third quarter of 2022. Cash used by investing activities decreased by $522 million in the first nine months of 2023, largely due to lower cash payments for capital assets, excluding spectrum licences in addition to the impact of business acquisitions, as WillowTree was acquired during the nine-month period. Capital expenditures decreased by $156 million in the third quarter of 2023 and $523 million in the first nine months of 2023, primarily due to the planned slowdown of our fibre and wireless network build and systems development, consistent with 2023 build targets, when compared to accelerated investments in the comparative periods of 2022. (See Section 7.3 Cash used by investing activities.)

●	Cash provided by financing activities decreased by $1,636 million in the third quarter of 2023 and $509 million in the first nine months of 2023, primarily reflecting lower issuances of long-term debt, net of redemptions and repayment. (See Section 7.4 Cash provided by financing activities.)

●	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.82 times at September 30, 2023, up from 3.44 times at September 30, 2022. The effect of the increase, primarily due to business acquisitions, on net debt levels (which were already elevated in the current and comparative periods due to spectrum acquisition), exceeded the effect of growth in EBITDA – excluding restructuring and other costs. As at September 30, 2023, the acquisition of spectrum licences increased the ratio by approximately 0.45 and business acquisitions over the past 12 months increased the ratio by approximately 0.14. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

●	Free cash flow increased by $24 million in the third quarter of 2023 and $218 million in the first nine months of 2023. The increase for the nine-month period reflected lower capital expenditures and lower restructuring and other costs disbursements, net of expense. These effects were partly offset by an increase in cash interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2022 annual MD&A.

3.	Corporate priorities for 2023

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2023 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

●     We continue to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare as well as our TELUS Wise® program to improve digital literacy and online safety. Since the launch of our programs, we have provided support for over one million individuals.

●     During the first nine months of 2023, we welcomed 6,250 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 53,000 households and 168,000 low-income family members and seniors, in-need persons living with disabilities, government-assisted refugees and youth leaving foster care with low-cost internet service.

●     Our Mobility for Good® program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In the first nine months of 2023, we added 6,100 youth, seniors, Indigenous women at risk, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 50,000 people.

●     Our Health for Good® mobile health clinics supported over 41,000 patient visits in the first nine months of 2023. Since the program’s inception, we have facilitated 185,000 cumulative patient visits in 25 different communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●     In July 2023, we launched a new mobile health clinic in Victoria in partnership with Victoria Cool Aid Society to help address the increasing need for primary healthcare and provide support for people experiencing homelessness. Since its launch, the clinic has supported over 2,000 patient visits, contributing to a combined total of over 18,000 patient visits across both clinics operating in Victoria.

●     During the first nine months of 2023, our Tech for Good® program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for 1,650 Canadians living with disabilities. Since the program’s inception in 2017, we have provided professional assistance for more than 8,000 Canadians living with disabilities to help them independently use or control their mobile device and the TELUS Wireless Accessibility Discount.

●     During the first nine months of 2023, more than 97,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events, bringing our cumulative participation to more than 660,000 individuals since the program launched in 2013.

●     TELUS Friendly Future Foundation® (the Foundation) and Canadian TELUS Community Boards continue to direct all financial support to charitable initiatives that help youth and marginalized populations. During the first nine months of 2023, the Foundation had a direct impact on the lives of 800,000 youth by granting $8.6 million to over 500 projects delivered by registered charities. Since its inception in 2018, the Foundation has provided $44.5 million in cash donations to our communities, helping 14.4 million youth reach their full potential.

●     In October 2023, the Foundation launched the TELUS Student Bursary Fund, Canada’s largest bursary fund, supporting students facing financial barriers that impact their ability to enrol or continue their education. With bursaries valued at up to $5,000, this new $50 million fund, created through an endowment gift of $25 million from TELUS and a $25 million commitment in fundraising from the Foundation, will help hundreds of students each year access post-secondary education to lead to a brighter future. Each bursary recipient will also have access to free mobility and low-cost internet plans through our Mobility for Good and Internet for Good programs.

Aligning with the start of the 2023 – 2024 school year, in September, the Foundation awarded its first round of bursaries to more than 400 students across the country.

●     Our Canadian and global TELUS Community Boards entrust local leaders to make recommendations on the allocation of local grants. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards have contributed over $106 million in cash donations to more than 9,500 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

●     During the third quarter of 2023, we announced the expansion of our TELUS Community Boards in Alberta and Ontario.

●     In Alberta, the community boards were formally changed to TELUS Calgary and Southern Alberta Community Board and TELUS Edmonton and Northern Alberta Community Board, with these expansions now supporting more than 4.7 million Albertans.

●     In Ontario, the community boards were formally changed to TELUS Ottawa and Eastern Ontario Community Board, TELUS Barrie and Central Ontario Community Board, and TELUS Greater Toronto and Hamilton Area Community Board, with these expansions now supporting more than 8.6 million Ontarians.

●     TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In July 2023, we announced a doubling of our commitment to the Fund, raising the investment from $1 million to $2 million over the next five years. Since its inception in November 2021, the Fund has granted $425,000 in cash donations to 22 community programs supporting food security, cultural revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

●     During the first nine months of 2023, TELUS, our team members, customers and the Foundation have committed $12.5 million, through cash donations and in-kind contributions, to support 12 humanitarian and disaster relief efforts around the world. Third quarter 2023 support included the wildfires in British Columbia and Northwest Territories and the earthquake in Morocco.

●     During the third quarter of 2023, TELUS Pollinator Fund for Good® made equity investments in three new clean technology startups – Climate Robotics, erthos and Plentify – to strengthen climate resilience with agricultural technologies sequestering carbon, plant-powered alternatives to plastic and cleaner energy solutions. In addition, the Fund also made an equity investment into Dryad, a German startup that provides ultra-early wildfire detection through large-scale IoT networks and sensors to help reduce the risk of fires spreading out of control. Since inception in 2020, the Fund has invested in 30 socially innovative companies, with 40% led by women and 50% led by Indigenous or racialized founders.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

●     In U.S.-based PCMag‘s report The Best ISPs 2023: Canada, released in August 2023, we were ranked as the fastest nationwide internet service provider (ISP) in Canada among major ISPs for the fourth consecutive year and best ISP for B.C. and Alberta.

●     We were recognized with accolades from independent global analytics company Opensignal in the third quarter of 2023. These results make us Canada’s most awarded network by Opensignal since 2017.

●     In the Mobile Network Experience: Canada Report (August 2023), we earned the top spot in the Voice App Experience category and tied for first in three categories (Games Experience, Download Speed Experience and Availability).

●     In the 5G Experience: Canada Report (August 2023), we tied for top recognition in the 5G Voice App Experience category.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●     In August 2023, we announced the accelerated deployment of our Smart Building technologies across residential and commercial buildings throughout Canada to help organizations reduce energy consumption and adopt technology solutions that help them align with net-zero carbon emission mandates.

●     During the third quarter of 2023, we became the first telecommunications company in Canada to sign the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems introduced by Innovation, Science and Economic Development Canada (ISED). Our approach to responsible AI is grounded in our commitment to putting customers and communities first, as well as the TELUS Trust Model, which promotes the use of data in ways that build trust by generating value, promoting respect and delivering security.

●     We were the first company in the world to achieve ISO 31700-1 Privacy by Design certification for our Data for Good program, an award-winning insights platform that gives researchers access to high-quality, strongly de-identified data for projects that support social good. The reporting, which was conducted by KPMG, confirms the program meets international privacy criteria and illustrative controls established and harmonized under the 7 Foundational Principles of Privacy by Design developed by Dr. Ann Cavoukian and the ISO 31700 Privacy by Design standard.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

●     On August 31, 2023, we completed the rebrand of LifeWorks to TELUS Health. This transformation marks one of the largest rebrands in TELUS company history as we embark on our journey as a unified global brand.

●     In October 2023, we were awarded Best Add-on or Support Service (Third Party Provider) at the U.K. Health & Protection Awards. This year, 10 health and well-being companies were shortlisted for this honour across mental health, telemedicine and women’s health.

TELUS Agriculture & Consumer Goods

●     During the quarter, the Promotion Optimization Institute awarded TELUS Consumer Goods with the Best-In-Class distinction in four categories: (i) data management; (ii) enterprise planning integrated business planning/sales and operations planning capabilities; (iii) food service; and (iv) trade promotion management excellence.

●     During the quarter, TELUS Agriculture & Consumer Goods harmonized 11 acquired legacy brands for a consolidated go-to-market strategy under the TELUS umbrella. This digital-first approach will enable an optimized, efficient path to capitalize on market opportunities.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

●     During the third quarter of 2023, TI received several industry accolades, including being:

●     Ranked a Leader on the Everest Group’s PEAK Matrix for Customer Experience Management (the Americas) and recognized as a global provider on Everest Group’s inaugural 2023 Global PEAK Matrix assessment

●     Ranked a Leader in the NelsonHall 2023 NEAT assessment for content transformation services and its subcategories for cost optimization and revenue generation

●     Part of the 2023 Constellation ShortList for Customer Experience Operations Services (Global), for leading delivery of critical transformation initiatives for early adopters and fast-follower organizations

●     Named a finalist of the Fast Company’s 2023 Best Workplaces for Innovators (International), among the world’s most innovative and successful brands, recognizing company cultures that empower employees at all levels to improve processes, create new products or invent new ways of doing business

●     Recognized in several categories of the 2023 Stevie Awards for Great Employers, with three gold and one silver recognition.

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2022 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through September 30, 2023, we have invested more than $7.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. This has more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure that we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at September 30, 2023, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2022. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 95% of Canada’s population at September 30, 2023, consistent with one year earlier. Furthermore, our 5G network covered over 85% of Canada’s population at September 30, 2023, up from 78% at September 30, 2022.

We are continuing to invest in urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our fibre footprint by connecting more homes and businesses directly to fibre in these communities. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security integrates safety and security monitoring with smart devices.

As at September 30, 2023, more than 3.1 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from 2.9 million households and businesses in the third quarter of 2022. We have a very small number of legacy lead-sheathed cables making up less than 0.3% of our entire network. A large percentage of lead-sheathed cables have been removed and will continue to be removed as we progress our copper retirement strategy. The majority of the remaining lead-sheathed cables are underground, within a contained conduit structure (vault) and inaccessible to the public.

Within our digital health solutions, our core areas of focus in the global marketplace are: employers (small, medium and large enterprise), payors (both insurers and public sector), providers (including physicians, clinicians, pharmacists) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services, including virtual care (comprehensive primary care, mental health support, wellness offerings for employees and individuals, pet care), remote patient monitoring and personal emergency response services, medication management (virtual pharmacy, pharmacy management systems), health records management (personal health records, electronic medical records (EMR), and collaborative health records (CHR)), claims management solutions, and the curation of health content. Upon our acquisition of LifeWorks, we expanded the global footprint of TELUS Health, primarily with respect to employer and employee-focused well-being. This includes well-being, health and productivity solutions (including employee and family assistance programs (EFAP), internet-based cognitive behavioural therapy (iCBT) and absence and disability management), corporate reward, recognition and perks programs, pension and benefits administrative solutions, and retirement and financial solutions.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, animal health solutions, food traceability and quality assurance, cold chain tracking, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of financial capital, we include Common equity (excluding Accumulated other comprehensive income), Non-controlling interests, Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, Short-term borrowings (including those arising from securitized receivables) and other long-term debts (including those arising from securitized receivables).

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid (NCIB) programs, issue new shares (including Common Shares and TELUS International Subordinate Voting Shares), issue new debt, issue new debt to replace existing debt with different characteristics, increase or decrease the amount of receivables sold to an arm’s-length securitization trust, and/or enter into a new arm’s-length securitization trust to replace an existing arm’s-length securitization trust with different characteristics.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

●     In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2025. (See Caution regarding forward-looking statements – Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2025 and any further dividend growth programs and Section 10.14 Financing, debt and dividends in our 2022 annual MD&A.)

●     On November 2, 2023, the Board elected to declare a fourth quarter dividend of $0.3761 per share, payable on January 2, 2024, to shareholders of record at the close of business on December 11, 2023. The fourth quarter dividend for 2023 reflects a cumulative increase of $0.0250 per share or 7.1% from the $0.3511 per share dividend declared one year earlier.

●    Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the third quarter of 2023, for the dividends paid on July 4, 2023, our DRISP plan trustee acquired from Treasury approximately 8 million dividend reinvestment Common Shares for $188 million. For the dividends paid on October 3, 2023, the DRISP participation rate, calculated as the DRISP investment of $190 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 36%.

●     TELUS International currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

●     Our issued and outstanding commercial paper was $1.4 billion at September 30, 2023, all of which was denominated in U.S. dollars (US$1.0 billion), compared to $1.5 billion (US$1.1 billion) at December 31, 2022, and $1.3 billion (US$0.9 billion) at September 30, 2022. During the quarter, our unsecured revolving credit facility, with uses that include the backstop of commercial paper, was renewed and expiry was extended approximately two years to July 14, 2028. See Section 7.6 for additional details.

●     Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$1.4 billion at September 30, 2023, compared to US$689 million at December 31, 2022, and US$718 million at September 30, 2022. The TI credit facility is non-recourse to TELUS Corporation.

●     Proceeds from securitized trade receivables were $100 million at September 30, 2023, compared to $100 million at both December 31, 2022 and September 30, 2022.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Report on financing and capital structure management plans

Maintain compliance with financial objectives

●     Maintain investment-grade credit ratings – On November 3, 2023, investment-grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

●     Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at September 30, 2023, this ratio was 3.82 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite life asset) and business acquisitions. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction that commenced in October 2023 and the expected upcoming spectrum auction in 2024 for millimetre wave, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the spectrum auction in 2021, the spectrum auction that commenced in October 2023 and the spectrum auction upcoming in 2024), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

●     Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is disclosed on a retrospective basis for illustrative purposes in evaluating our target guideline. As at September 30, 2023, the ratio was 88%, outside of the objective range, primarily due to our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre® infrastructure and the acceleration of our 5G network roll-out. Excluding the effects of our accelerated capital expenditures program of $132 million for the most recent four quarters, as at September 30, 2023, the ratio was 81%. We estimate the ratio will be within the objective range on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

●     Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2023, our available liquidity[1] was more than $3.0 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4 Changes in internal control over financial reporting and limitations on scope of design

Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2023, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on scope of design

In our assessment of the scope of disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of WillowTree, which was acquired on January 3, 2023. This scope limitation is in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

From January 3, 2023 (the acquisition date) to September 30, 2023, WillowTree contributed revenues of $195 million and generated net loss of $108 million, such amounts as measured at the end of the period based on information in source systems for the consolidated legal entity. As at September 30, 2023, WillowTree’s current assets and current liabilities represented approximately 1% and 2% of TELUS’ consolidated current assets and current liabilities, respectively, while WillowTree’s non-current assets and non-current liabilities represented approximately 4% and 5% of TELUS’ consolidated non-current assets and non-current liabilities, respectively, based on information in source systems. The amounts recognized for the assets acquired and liabilities assumed as at the acquisition date are described in Note 18 of the interim consolidated financial statements.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective September 1, 2022, we embarked upon the modification of our internal and external reporting processes, systems and internal controls concurrent with the acquisition and integration of LifeWorks, and correspondingly we are assessing our segmented reporting structure. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence (AI) and content management, provided by TELUS International.

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4
Operating revenues and other income[1]	5,008	4,946	4,964	5,058	4,671	4,401	4,282	4,872
Operating expenses
Goods and services purchased[2]	1,858	1,790	1,803	2,082	1,794	1,637	1,594	1,882
Employee benefits expense[2]	1,633	1,568	1,540	1,378	1,231	1,171	1,119	1,108
Depreciation and amortization	1,000	1,006	1,022	929	850	831	842	830
Total operating expenses	4,491	4,364	4,365	4,389	3,875	3,639	3,555	3,820
Operating income	517	582	599	669	796	762	727	1,052
Financing costs before long-term debt prepayment premium	352	323	320	322	34	97	179	192
Income before income taxes	165	259	279	347	762	665	548	860
Income taxes	28	63	55	82	211	167	144	197
Net income	137	196	224	265	551	498	404	663
Net income attributable to Common Shares	136	200	217	248	514	468	385	644
Net income per Common Share:
Basic earnings per share (EPS)	0.09	0.14	0.15	0.17	0.37	0.34	0.28	0.47
Adjusted basic EPS[3]	0.25	0.19	0.27	0.24	0.34	0.32	0.30	0.23
Diluted EPS	0.09	0.14	0.15	0.17	0.37	0.34	0.28	0.47
Dividends declared per Common Share	0.3636	0.3636	0.3511	0.3511	0.3386	0.3386	0.3274	0.3274
Additional information:
EBITDA	1,517	1,588	1,621	1,598	1,646	1,593	1,569	1,882
Restructuring and other costs	303	115	159	94	78	29	39	44
Other equity (income) losses related to real estate joint ventures	—	—	(1)	(3)	—	—	—	1
Gain on disposition of financial solutions business	—	—	—	—	—	—	—	410
Adjusted EBITDA	1,820	1,703	1,779	1,689	1,724	1,622	1,608	1,517
Cash provided by operating activities	1,307	1,117	761	1,126	1,300	1,250	1,135	896
Free cash flow	355	279	535	323	331	205	415	43

1	In the fourth quarter of 2021, we recorded a gain on disposition of our financial solutions business of $410 million.
2	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For trends discussions related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

The trend of year-over-year increases in Depreciation and amortization reflects increases related to capital assets acquired in business acquisitions; growth in capital assets in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributed to floating-rate debt and for recent fixed rate issuances, mainly associated with our investments in spectrum and fibre technology, as well as business acquisitions. Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021, and during the 3500 MHz spectrum auction. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and, effective for the second quarter of 2022, virtual power purchase agreements unrealized change in forward element, which contributed to income up to the third quarter of 2022 and to losses thereafter.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

Operating revenues

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Operating revenues
Service	4,388	4,048	8.4%	13,091	11,670	12.2%
Equipment	602	592	1.7%	1,758	1,599	9.9%
Operating revenues (arising from contracts with customers)	4,990	4,640	7.5%	14,849	13,269	11.9%
Other income	18	31	(41.9)%	69	85	(18.8)%
Operating revenues and other income	5,008	4,671	7.2%	14,918	13,354	11.7%

Consolidated Operating revenues and other income increased by $337 million in the third quarter of 2023 and $1,564 million in the first nine months of 2023.

●	Service revenues increased by $340 million in the third quarter of 2023 and $1,421 million in the first nine months of 2023. TTech service revenue increased due to: (i) growth in health services revenues, mainly driven by our acquisition of LifeWorks on September 1, 2022 and organic growth; (ii) higher mobile network revenues attributable to subscriber and moderating roaming revenue growth; and (iii) an increase in fixed data service revenues, resulting from subscriber growth and higher, albeit moderating, revenue per internet customer. These factors were partly offset by lower TV and fixed legacy voice services revenues, primarily due to technological substitution. Growth in DLCX operating revenues resulted from expanded services for certain existing clients and growth from new clients, including new clients from our acquisition of WillowTree on January 3, 2023, and favourable foreign exchange impacts, which collectively more than offset the impact of some DLCX clients managing their own costs thus reducing our revenue.

●	Equipment revenues increased by $10 million in the third quarter of 2023 and $159 million in the first nine months of 2023. The increase for the quarter was driven by higher mobile equipment revenues attributable to higher-value smartphones in the sales mix, partly offset by a reduction in contracted volumes. This increase for the nine-month period was largely driven by higher mobile equipment revenues due to higher-value smartphones in the sales mix, and higher contracted volumes, in addition to moderate growth in fixed equipment revenues resulting from higher sales volumes and lower discounts.

●	Other income decreased by $13 million in the third quarter of 2023 and $16 million in the first nine months of 2023, largely due to lower reversals of business combination-related provisions in the current periods and a gain on acquisition of control of LifeWorks in the prior year. These effects were partly offset by higher net gains on the sale of assets.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Operating expenses

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Goods and services purchased	1,858	1,794	3.6%	5,451	5,025	8.5%
Employee benefits expense	1,633	1,231	32.7%	4,741	3,521	34.6%
Depreciation	611	550	11.1%	1,849	1,637	13.0%
Amortization of intangible assets	389	300	29.7%	1,179	886	33.1%
Operating expenses	4,491	3,875	15.9%	13,220	11,069	19.4%

Consolidated operating expenses increased by $616 million in the third quarter of 2023 and $2,151 million in the first nine months of 2023.

●	Depreciation increased by $61 million in the third quarter of 2023 and $212 million in the first nine months of 2023, primarily due to growth in capital assets over the past 12 months, including business acquisitions and our expanded broadband footprint; increased depreciation on network leases; increased depreciation from impairments arising from real estate rationalization; and higher asset retirement activity.

●	Amortization of intangible assets increased by $89 million in the third quarter of 2023 and $293 million in the first nine months of 2023, arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

Operating income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
TTech EBITDA[1] (See Section 5.4)	1,346	1,457	(7.7)%	4,256	4,274	(0.5)%
DLCX EBITDA[1] (See Section 5.5)	171	189	(9.4)%	470	534	(11.9)%
EBITDA	1,517	1,646	(7.9)%	4,726	4,808	(1.7)%
Depreciation and amortization (discussed above)	(1,000)	(850)	17.6%	(3,028)	(2,523)	20.0%
Operating income (consolidated earnings before interest and income taxes (EBIT))	517	796	(35.1)%	1,698	2,285	(25.7)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

Operating income decreased by $279 million in the third quarter of 2023 and $587 million in the first nine months of 2023, while EBITDA decreased by $129 million in the third quarter of 2023 and $82 million in the first nine months of 2023. As a partial offset to the growth drivers discussed within Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs of $225 million in the third quarter of 2023, primarily related to efficiency and effectiveness programs including workforce reduction, and $431 million in the first nine months of 2023, inclusive of real estate rationalization, as well as one-time amounts recorded of $68 million for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves.

Adjusted EBITDA

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,633	1,524	7.0%	4,777	4,395	8.7%
DLCX Adjusted EBITDA[1,2] (See Section 5.5)	187	200	(6.5)%	525	559	(6.1)%
Adjusted EBITDA[1]	1,820	1,724	5.5%	5,302	4,954	7.0%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $96 million or 5.5% in the third quarter of 2023 and $348 million or 7.0% in the first nine months of 2023 driven by TTech growth, which reflects: (i) higher mobile network revenues driven by subscriber growth and our moderating roaming recovery; (ii) growth in health, inclusive of business acquisitions and organic growth; (iii) lower headcount; and (iv) increased margins for internet and security, driven by subscriber growth. These factors were partly offset by: (i) merit-based compensation increases; (ii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based software licences, contractor and cloud usage costs; and (iii) declining TV and fixed legacy voice margins. DLCX contribution declined, primarily due to cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, with the impacts being more significant beginning in the second quarter of 2023, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Financing costs

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Interest on long-term debt, excluding lease liabilities – gross	276	197	40.1%	809	545	48.4%
Interest on long-term debt, excluding lease liabilities – capitalized	(1)	(2)	(50.0)%	(4)	(29)	(86.2)%
Interest on lease liabilities	36	19	89.5%	95	52	82.7%
Interest on short-term borrowings and other	16	6	n/m	28	13	115.4%
Interest accretion on provisions	7	5	40.0%	22	13	69.2%
Interest expense	334	225	48.4%	950	594	59.9%
Employee defined benefit plans net interest	1	2	(50.0)%	5	6	(16.7)%
Foreign exchange gains	(12)	(32)	(62.5)%	(8)	(48)	(83.3)%
Virtual power purchase agreements unrealized change in forward element	33	(151)	n/m	59	(231)	n/m
Interest income	(4)	(10)	(60.0)%	(11)	(11)	—%
Financing costs	352	34	n/m	995	310	n/m

Financing costs increased by $318 million in the third quarter of 2023 and $685 million in the first nine months of 2023, mainly due to the following factors:

●	Interest expense increased by $109 million in the third quarter of 2023 and $356 million in the first nine months of 2023. These changes largely resulted from the following:

●	Gross interest expense on long-term debt, excluding lease liabilities, increased by $79 million in the third quarter of 2023 and $264 million in the first nine months of 2023, primarily driven by an increase in average long-term debt balances outstanding, attributable in part to business acquisitions, in addition to an increase in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.33% at September 30, 2023, compared to 3.95% one year earlier. (See Long-term debt issued and Redemptions and repayments of long-term debt in Section 7.4.)

●	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3500 MHz spectrum auction held in June to July 2021 by Innovation, Science and Economic Development Canada (ISED).

●	Interest on lease liabilities increased by $17 million in the third quarter of 2023 and $43 million in the first nine months of 2023, resulting from increases in both lease principal and effective interest rate.

●	Foreign exchange gains decreased by $20 million in the third quarter of 2023 and $40 million in the first nine months of 2023, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar, as well as the European euro relative to the Canadian dollar.

●	Virtual power purchase agreements unrealized change in forward element represents the estimated unrealized decline recorded from our virtual power purchase agreements (VPPAs) with renewable energy projects as of September 30, 2023. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Income taxes

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2023	2022	Change		2023	2022	Change
Income taxes computed at applicable statutory rates (%)	23.8	25.7	(1.9	) pts.	23.5	25.6	(2.1	) pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(13.9)	2.5	(16.4	) pts.	(5.0)	0.7	(5.7	) pts.
(Non-taxable) non-deductible amounts, net (%)	(1.2)	(0.9)	(0.3	) pts.	(1.3)	(0.4)	(0.9	) pts.
Withholding and other taxes (%)	3.7	1.2	2.5	pts.	2.1	1.7	0.4	pts.
Losses not recognized (%)	5.5	0.1	5.4	pts.	2.4	0.2	2.2	pts.
Foreign tax differential (%)	(2.4)	(0.9)	(1.5	) pts.	(1.6)	(1.4)	(0.2	) pts.
Other (%)	1.7	—	1.7	pts.	0.7	—	0.7	pts.
Effective tax rate (%)	17.2	27.7	(10.5	) pts.	20.8	26.4	(5.6	) pts.
Income taxes computed at applicable statutory rates	40	195	(79.5)%		165	506	(67.4)%
Adjustments recognized in the current period for income taxes of prior periods	(23)	19	n/m		(35)	13	n/m
(Non-taxable) non-deductible amounts, net	(2)	(6)	(66.7)%		(9)	(7)	28.6%
Withholding and other taxes	6	9	(33.3)%		15	24	(37.5)%
Losses not recognized	9	1	n/m		17	4	n/m
Foreign tax differential	(4)	(7)	(42.9)%		(11)	(18)	(38.9)%
Other	2	—	n/m		4	—	n/m
Income taxes	28	211	(86.7)%		146	522	(72.0)%

Total income tax expense decreased by $183 million in the third quarter of 2023 and $376 million in the first nine months of 2023. The effective tax rate decreased from 27.7% to 17.2% in the third quarter of 2023 and from 26.4% to 20.8% in the first nine months of 2023, primarily driven by adjustments recognized in the current period for income taxes of prior periods.

Comprehensive income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Net income	137	551	(75.1)%	557	1,453	(61.7)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	37	(121)	n/m	(33)	(107)	(69.2)%
Items never subsequently reclassified to income	56	(13)	n/m	47	285	(83.5)%
Comprehensive income	230	417	(44.8)%	571	1,631	(65.0)%

Comprehensive income decreased by $187 million in the third quarter of 2023, largely as a result of the decrease in Net income, partly offset by the change in unrealized fair value of derivatives designated as cash flow hedges. Comprehensive income decreased by $1,060 million in the first nine months of 2023, primarily as a result of the decrease in Net income, as well as employee defined benefit plan re-measurement amounts. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue primarily reflects growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections. Supplementing this, the trend of mobile phone ARPU has been supported by the progressive recovery of international roaming revenues from increasing travel volumes and our ameliorating historical domestic ARPU declines. Domestic ARPU declines were largely attributable to customers having greater access to higher network speeds and larger allotments of data for a given price point.

Mobile equipment revenues have been increasing as a result of higher-value smartphones in the sales mix and moderating device sales volumes, which are heavily impacted by increased retail traffic, promotional activity and customer preferences. Mobile devices have been improving in durability but also increasing in cost, which results in customers deferring upgrades. To mitigate these factors, we continue to offer certified pre-owned devices and our Bring-It-Back® program to provide customers with alternative options for handset upgrades, thereby contributing to a circular economy.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Our spectrum investments and capital expenditures on network improvements increase capacity, reliability and coverage, allowing us to grow revenue through net additions of new mobile phone and connected devices subscribers. The growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, as well as our enhanced digital capabilities; (ii) the success of our promotions, including the bundling of our mobility and home services; (iii) our ability to capture a proportion of the growing population, changing population demographics and an increasing number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings. Growth within our IoT subscriber base is attributed to increased demand for IoT solutions across various industries, including healthcare, agriculture, transportation, smart buildings and smart cities, energy and retail. Our investments in network infrastructure and expanding our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customer base.

Growth in our internet subscriber base has been supported by our continued investments in building out our fibre-optic infrastructure, supplemented by our relatively low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in conventional television viewing habits), reflecting net subscriber additions in response to our diverse and flexible product offerings, combined with our relatively low customer churn rate. Our security subscriber base growth is increasing as a result of organic growth and business acquisitions. Our home services growth is also attributable to the adoption of our bundling of home services, as well as the bundling of mobility and home services to meet the demand for multiple services per home. Adoption increases our services per home and positively impacts churn for most services, in addition to the effectiveness of our self-install and virtual-install models. Residential voice subscriber losses have remained low as a result of the success of our bundled services and lower-priced offerings, as well as strong retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of growing fixed data services revenues is attributable to the sustained demand for faster internet speeds and larger bandwidth, home and business security offerings and other advanced applications, which are enabled by investments in our fibre-optic footprint. The trend of declining TV revenues and legacy fixed voice revenues are due to technological substitution and intensification of competition in the small and medium-sized business market. However, we are mitigating this trend with our bundled product and lower-priced offerings, product diversification and successful retention efforts. The migration of business product and service offerings to IP services and the entry of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our portfolio of innovative business offerings.

The trend of growth in health services revenues has been propelled by the acquisition of LifeWorks in the third quarter of 2022, as well as organic growth in our existing health offerings, which include virtual care, virtual and traditional pharmacy solutions, collaborative health records, health benefits management, personal health monitoring solutions, and employee and family assistance programs and benefits administration. The LifeWorks acquisition immediately enabled the opportunity for health services to operate and grow internationally through long-standing corporate relationships globally, with notable areas of focus in employee health and wellness programs, mental and physical health solutions, pensions and benefits management, and retirement solutions. We are well-positioned to continue improving health and wellness outcomes for people around the world. Our competencies and assets in health, combined with the trend in digitization and automation, position us well to bolster the global healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and outcomes through better insights. We also believe Canadians and others will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based data management. Our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations, as reflected in the growing number of virtual care members. Our growing number of lives covered are largely driven by the expansion of our employee and family assistance programs, in addition to our health benefits management solutions correlated with the number of benefit claims captured in our digital health transactions.

The trend of moderating growth in agriculture and consumer goods services can be attributed to business acquisitions to meet the growing demand for digital solutions in the agriculture industry, though tempered by recent macroeconomic headwinds slowing down subscription growth and sales funnel opportunities. Through our global team and cloud-based solutions, we are able to service our diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by helping to drive more effective and agile decision-making that will address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

TTech operating indicators

At September 30					2023	2022	Change
Subscriber connections (thousands):
Mobile phone[1]					9,958	9,579	4.0%
Connected device[1]					2,911	2,362	23.2%
Internet[2]					2,590	2,371	9.2%
TV					1,371	1,308	4.8%
Residential voice					1,072	1,100	(2.5)%
Security					1,033	950	8.7%
Total telecom subscriber connections					18,935	17,670	7.2%
LTE population coverage[3] (millions)					36.7	36.7	—%
5G population coverage[3] (millions)					31.6	29.0	9.0%

	Three-month periods ended September 30				Nine-month periods ended September 30
	2023	2022	Change		2023	2022	Change
Mobile phone gross additions (thousands)	455	421	8.1%		1,131	1,013	11.6%
Subscriber connection net additions (losses) (thousands):
Mobile phone	160	150	6.7%		317	289	9.7%
Connected device	179	124	44.4%		361	262	37.8%
Internet	37	36	2.8%		107	100	7.0%
TV	20	18	11.1%		46	43	7.0%
Residential voice	(8)	(6)	(33.3)%		(24)	(23)	(4.3)%
Security	18	25	(28.0)%		55	71	(22.5)%
Total telecom subscriber connection net additions	406	347	17.0%		862	742	16.2%
Mobile phone ARPU, per month[4] ($)	59.19	59.48	(0.5)%		58.85	57.90	1.6%
Mobile phone churn, per month[5] (%)	1.00	0.95	0.05	pts.	0.93	0.86	0.07	pts.

Health services (millions)

At September 30					2023	2022	Change
Healthcare lives covered					69.6	60.4	15.2%
Virtual care members					5.5	4.0	37.5%

	Three-month periods ended September 30				Nine-month periods ended September 30
	2023	2022	Change		2023	2022	Change
Digital health transactions	150.6	143.2	5.2%		452.4	428.2	5.7%

1	Effective January 1, 2023, on a prospective basis, we adjusted our mobile phone and connected device subscriber bases to remove 50,000 subscribers and add 82,000 subscribers, respectively, due to a review of our subscriber bases.

2	Effective January 1, 2023, on a prospective basis, we adjusted our internet subscriber base to add 70,000 subscribers as a result of business acquisitions.

3	Including network access agreements with other Canadian carriers.

4	This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS-IASB.

5	See Section 11.2 Operating indicators.

●	Mobile phone gross additions were 455,000 in the third quarter of 2023 and 1,131,000 in the first nine months of 2023, reflecting increases of 34,000 for the quarter and 118,000 for the nine-month period. These increases were largely driven by growth in postpaid gross additions due to continued market-driven promotional activity and market aggression, which first escalated in the second quarter of 2023 and continued through the third quarter, increased retail and digital traffic, and growth in the Canadian population.

●	Our mobile phone churn rate was 1.00% in the third quarter of 2023 and 0.93% in the first nine months of 2023, compared to 0.95% in the third quarter of 2022 and 0.86% in the first nine months of 2022. These churn rates increased largely due to higher customer switching activity corresponding with increased market-driven promotions, as discussed above. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, successful promotions and bundled offerings.

●	Mobile phone net additions were 160,000 in the third quarter of 2023 and 317,000 in the first nine months of 2023, reflecting increases of 10,000 for the quarter and 28,000 for the nine-month period, driven by higher mobile phone gross additions, partially offset by higher mobile phone churn, as described above.

●	Mobile phone ARPU was $59.19 in the third quarter of 2023, reflecting a decrease of $0.29 or 0.5% for the quarter. This decrease is attributed to lower base rate plan prices from increased promotional activity and market aggression affecting both new and existing customers, which first escalated in the second quarter of 2023 and continued through the third quarter, in addition to lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans. These impacts are partly mitigated by our continued focus to drive higher-value loading and realize higher, albeit moderating, roaming revenues from increased travel. Mobile phone ARPU was $58.85 in the first nine months of 2023, reflecting an increase of $0.95 or 1.6% for the nine-month period, due to higher roaming revenues as a result of increased travel, partly offset by aforementioned lower base rate plans and lower overage revenues.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	Connected device net additions were 179,000 in the third quarter of 2023 and 361,000 in the first nine months of 2023, reflecting increases of 55,000 for the quarter and 99,000 for the nine-month period, attributable to increased IoT connections, as well as sales of other connected devices, such as tablets and mobile internet.

●	Internet net additions were 37,000 in the third quarter of 2023 and 107,000 in the first nine months of 2023, reflecting increases of 1,000 for the quarter and 7,000 for the nine-month period. The increases were due to our success in driving strong gross additions in the consumer market through bundled product offerings, partly offset by a higher churn rate from macroeconomic pressures impacting consumer purchasing decisions.

●	TV net additions were 20,000 in the third quarter of 2023 and 46,000 in the first nine months of 2023, reflecting increases of 2,000 for the quarter and 3,000 for the nine-month period, due to our diverse offerings, partly offset by higher churn related to the same factors as internet.

●	Residential voice net losses were 8,000 in the third quarter of 2023 and 24,000 in the first nine months of 2023, reflecting increased losses of 2,000 for the quarter and 1,000 for the nine-month period. Our bundled product and lower-priced offerings have been successful at mitigating losses and minimizing substitution to mobile and internet-based services.

●	Security net additions were 18,000 in the third quarter of 2023 and 55,000 in the first nine months of 2023, reflecting decreases of 7,000 for the quarter and 16,000 for the nine-month period, due to higher churn related to the same factors as internet, partly offset by increased demand for our bundled product offerings and diverse suite of products and services.

●	Healthcare lives covered were 69.6 million as of the end of the third quarter of 2023, an increase of 9.2 million over the past 12 months, mainly due to healthy growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

●	Virtual care members were 5.5 million as of the end of the third quarter of 2023, an increase of 1.5 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

●	Digital health transactions were 150.6 million in the third quarter of 2023 and 452.4 million in the first nine months of 2023, reflecting increases of 7.4 million for the quarter and 24.2 million for the nine-month period, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Operating revenues and other income – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Mobile network revenue	1,753	1,696	3.4%	5,168	4,896	5.6%
Mobile equipment and other service revenues	557	545	2.2%	1,593	1,444	10.3%
Fixed data services[1]	1,153	1,099	4.9%	3,427	3,235	5.9%
Fixed voice services	191	198	(3.5)%	573	599	(4.3)%
Fixed equipment and other service revenues	125	125	—%	384	359	7.0%
Health services	422	225	87.6%	1,273	502	n/m
Agriculture and consumer goods services	83	85	(2.4)%	246	251	(2.0)%
Operating revenues (arising from contracts with customers)	4,284	3,973	7.8%	12,664	11,286	12.2%
Other income	18	31	(41.9)%	69	85	(18.8)%
External Operating revenues and other income	4,302	4,004	7.4%	12,733	11,371	12.0%
Intersegment revenues	4	5	(20.0)%	12	13	(7.7)%
TTech Operating revenues and other income	4,306	4,009	7.4%	12,745	11,384	12.0%

1	Excludes health services and agriculture and consumer goods services.

TTech Operating revenues and other income increased by $297 million in the third quarter of 2023 and $1,361 million in the first nine months of 2023.

Mobile network revenue increased by $57 million or 3.4% in the third quarter of 2023 and $272 million or 5.6% in the first nine months of 2023, largely due to growth in our mobile phone and connected device subscriber base, as well as moderating roaming revenue growth. These impacts were partly offset by the impact of lower base rate plan prices and lower overage revenues as previously discussed in mobile phone ARPU.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Mobile equipment and other service revenues increased by $12 million in the third quarter of 2023, primarily attributable to higher-value smartphones in the sales mix. This was partly offset by a reduction in contracted volumes attributed to increased promotional activity centred around rate plans and market aggression, in addition to more customers taking advantage of bring-your-own-device plan offerings. Mobile equipment and other service revenues increased by $149 million in the first nine months of 2023, due to higher-value smartphones in the sales mix and higher contracted volumes as overall market activity had increased.

Fixed data services revenues increased by $54 million in the third quarter of 2023 and $192 million in the first nine months of 2023. These increases were driven by: (i) an increase in our internet, security and TV subscribers; and (ii) higher, albeit moderating, revenue per customer as a result of internet speed upgrades and rate changes. This growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution.

Fixed voice services revenues decreased by $7 million in the third quarter of 2023 and $26 million in the first nine months of 2023, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts and the migration from legacy to IP services offerings.

Fixed equipment and other service revenues were unchanged in the third quarter of 2023. Fixed equipment and other service revenues increased by $25 million in the first nine months of 2023, reflecting higher business and consumer sales volumes and lower discounts on consumer premise equipment.

Health services revenues increased by $197 million in the third quarter of 2023 and $771 million in the first nine months of 2023, driven by: (i) our acquisition of LifeWorks on September 1, 2022, inclusive of organic growth in demand for our integrated health, productivity, retirement and benefit solutions; (ii) the continued adoption of our virtual care solutions; and (iii) increased revenue associated with our pharmacy management software.

Agriculture and consumer goods services revenues decreased by $2 million in the third quarter of 2023 and $5 million in the first nine months of 2023, reflecting transient headwinds and macroeconomic challenges, including subscription softness and churn in our Software-as-a-Service (SaaS)-based revenue management software for consumer goods manufacturers. Our agriculture and consumer goods revenues are largely earned in U.S. dollars, and in 2023 compared to 2022, the Canadian dollar weakened against the U.S. dollar, resulting in favourable impacts to revenues in these periods.

Other income decreased by $13 million in the third quarter of 2023 and $16 million in the first nine months of 2023, largely due to lower reversals of business combination-related provisions in the current periods and a gain on acquisition of control of LifeWorks in the prior year. These effects were partly offset by higher net gains on the sale of assets.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended
September 30 ($ in millions)	2023	2022	Change	2023	2022	Change	2023	2022	Change
Revenues
Service	1,792	1,725	3.9%	1,890	1,656	14.1%	3,682	3,381	8.9%
Equipment	518	516	0.4%	84	76	10.5%	602	592	1.7%
Operating revenues (arising from contracts with customers)	2,310	2,241	3.1%	1,974	1,732	14.0%	4,284	3,973	7.8%
Expenses
Direct expenses	707	703	0.6%	675	522	29.3%	1,382	1,225	12.8%
Direct contribution	1,603	1,538	4.2%	1,299	1,210	7.4%	2,902	2,748	5.6%

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Nine-month periods ended
September 30 ($ in millions)	2023	2022	Change	2023	2022	Change	2023	2022	Change
Revenues
Service	5,265	4,972	5.9%	5,641	4,715	19.6%	10,906	9,687	12.6%
Equipment	1,496	1,368	9.4%	262	231	13.4%	1,758	1,599	9.9%
Operating revenues (arising from contracts with customers)	6,761	6,340	6.6%	5,903	4,946	19.3%	12,664	11,286	12.2%
Expenses
Direct expenses	2,025	1,905	6.3%	2,006	1,454	38.0%	4,031	3,359	20.0%
Direct contribution	4,736	4,435	6.8%	3,897	3,492	11.6%	8,633	7,927	8.9%

1	Includes health services and agriculture and consumer goods services.

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $154 million or 5.6% in the third quarter of 2023 and $706 million or 8.9% in the first nine months of 2023.

TTech mobile products and services direct contribution increased by $65 million or 4.2% in the third quarter of 2023 and $301 million or 6.8% in the first nine months of 2023, largely reflecting mobile subscriber growth, higher roaming margins associated with increased international travel volumes and higher equipment margins. These were partly offset by higher commissions attributed to increased levels of retail traffic.

TTech fixed products and services direct contribution increased by $89 million or 7.4% in the third quarter of 2023 and $405 million or 11.6% in the first nine months of 2023, reflecting growth in health, inclusive of business acquisitions and organic growth, as well as increased margins for internet, data and security, driven by subscriber growth. These were partly offset by declining TV and legacy voice margins, principally due to technological substitution.

Operating expenses – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Goods and services purchased[1]	1,886	1,785	5.7%	5,516	4,955	11.3%
Employee benefits expense[1]	1,074	767	40.0%	2,973	2,155	38.0%
TTech operating expenses	2,960	2,552	16.0%	8,489	7,110	19.4%

1	Includes restructuring and other costs.

TTech operating expenses increased by $408 million in the third quarter of 2023 and $1,379 million in the first nine months of 2023. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2023	2022	Change		2023	2022	Change
EBITDA	1,346	1,457	(7.7)%		4,256	4,274	(0.5)%
Add restructuring and other costs included in EBITDA	287	67	n/m		522	121	n/m
Deduct other equity income related to real estate joint ventures	—	—	n/m		(1)	—	n/m
Adjusted EBITDA	1,633	1,524	7.0%		4,777	4,395	8.7%
EBITDA margin[1] (%)	31.3	36.3	(5.0	) pts.	33.4	37.5	(4.1	) pts.
Adjusted EBITDA margin[1] (%)	37.9	38.0	(0.1	) pts.	37.5	38.6	(1.1	) pts.

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA decreased by $111 million or 7.7% in the third quarter of 2023 and $18 million or 0.5% in the first nine months of 2023. As a partial offset to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflects higher restructuring and other costs of $220 million in the third quarter of 2023, primarily related to efficiency and effectiveness programs, and $401 million in the first nine months of 2023, inclusive of real estate rationalization as well as one-time amounts recorded of $68 million for the ratification of the new collective agreement between the TWU and ourselves.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

TTech Adjusted EBITDA increased by $109 million or 7.0% in the third quarter of 2023 and $382 million or 8.7% in the first nine months of 2023, reflecting an increase in direct contribution, lower headcount, inclusive of synergies achieved with LifeWorks, and lower advertising and promotional costs. These factors were partially offset by: (i) merit-based compensation increases; (ii) higher costs related to business acquisitions; (iii) increased services provided by the DLCX segment; and (iv) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs.

Adjusted EBITDA margin decreased by 0.1 percentage points in the third quarter of 2023 and 1.1 percentage points in the first nine months of 2023. These declines were largely due to our continued diversification into growth sectors that are generally lower margin – and less capital intensive – than traditional telecommunications, inclusive of our LifeWorks acquisition, in addition to rising subscription-based software licence and cloud infrastructure costs as we scale our digital capabilities while working in the early stages of decommissioning certain on-premise servers and other organizational processes. These impacts were partly offset by our cost efficiency and effectiveness programs.

Adjusted EBITDA less capital expenditures – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Adjusted EBITDA	1,633	1,524	7.0%	4,777	4,395	8.7%
Capital expenditures	(734)	(892)	(17.7)%	(2,200)	(2,710)	(18.8)%
Adjusted EBITDA less capital expenditures[1]	899	632	42.2%	2,577	1,685	52.9%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $267 million in the third quarter of 2023 and $892 million in the first nine months of 2023. See Section 7.3 for further discussion on capital expenditures.

EBIT – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
EBITDA	1,346	1,457	(7.7)%	4,256	4,274	(0.5)%
Depreciation	(563)	(511)	10.2%	(1,713)	(1,523)	12.5%
Amortization of intangible assets	(329)	(258)	27.5%	(993)	(755)	31.5%
EBIT[1]	454	688	(34.0)%	1,550	1,996	(22.3)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT decreased by $234 million in the third quarter of 2023 and $446 million in the first nine months of 2023. Depreciation and amortization increased, reflecting business acquisitions and growth in capital assets over the past 12 months, including our expanded fibre footprint and 5G network roll-out, and increased depreciation on network leases in addition to higher depreciation arising from real estate rationalization.

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

The historical trend over the past eight quarters in DLCX revenue reflects both the growth in our organic customer base, increases in new service programs provided to existing clients and growth from acquisitions, including our acquisition of WillowTree on January 3, 2023. The higher revenue also includes revenue from internal services provided to the TTech segment. In the third quarter of 2023, we continued to experience a greater than expected reduction in service volume demand from some of our larger technology clients, particularly in Europe, which became more significant beginning in the second quarter of 2023. In addition, several of our key clients also began to aggressively reduce their own costs, which has created delays and near-term reductions in spend commitments.

Goods and services purchased and Employee benefits expense increased due to the expansion of our DLCX team member base to service growing volumes, changes in external labour requirements to support the growth in our digital services business, changes in our crowd-sourced enabled workforce to support our AI business, increases in our software licensing costs associated with a growing team member base, and increases in administrative expenses and facility costs to support overall business growth and acquisitions.

Depreciation and amortization have increased due to growth in our capital assets to support the expansion of our delivery sites required to service customer demand, and growth in intangible assets recognized in connection with our business acquisitions, including our acquisition of WillowTree.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

DLCX operating indicators

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Operating revenues by industry vertical
Tech and games	404	377	7.2%	1,191	1,099	8.4%
Communications and media	208	196	6.1%	626	555	12.8%
eCommerce and fintech	95	87	9.2%	291	285	2.1%
Healthcare	51	14	n/m	155	43	n/m
Banking, financial services and insurance	46	55	(16.4)%	156	161	(3.1)%
All others[1]	85	74	14.9%	294	216	36.1%
	889	803	10.7%	2,713	2,359	15.0%
Operating revenues by geographic region
Europe	271	276	(1.8)%	841	857	(1.9)%
North America	248	206	20.4%	786	584	34.6%
Asia-Pacific	217	194	11.9%	638	566	12.7%
Central America and others[2]	153	127	20.5%	448	352	27.3%
	889	803	10.7%	2,713	2,359	15.0%

1	All others includes, among others, travel and hospitality, energy and utilities, retail and consumer packaged goods industry verticals.
2	Others includes South America and Africa geographic regions.

Across all of our verticals, the reported revenue growth rates were positively impacted by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar compared to the same periods in the prior year.

Revenue from our tech and games industry vertical increased by $27 million in the third quarter of 2023 and $92 million in the first nine months of 2023, due to continued growth experienced with a number of our technology clients and the addition of new clients, which was partially offset by lower revenue from one of our largest clients, a leading social media company. Revenue from our communications and media industry vertical increased by $12 million in the third quarter of 2023 and $71 million in the first nine months of 2023, driven primarily by more services provided to the TTech segment and the addition of new clients from our acquisition of WillowTree. Revenue from our eCommerce and fintech industry vertical increased by $8 million in the third quarter of 2023 and $6 million in the first nine months of 2023, due to the addition of new clients from our acquisition of WillowTree, partially offset by a decline in service volumes from fintech clients. Revenue from our healthcare industry vertical increased by $37 million in the third quarter of 2023 and $112 million in the first nine months of 2023, primarily due to more services provided to the healthcare business unit of the TTech segment. Revenue from our banking, financial services and insurance industry vertical decreased by $9 million in the third quarter of 2023 and $5 million in the first nine months of 2023, due to lower service volumes from a global financial institution client, partially offset by the addition of new clients from our acquisition of WillowTree.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our TELUS International AI Data Solutions (TIAI) clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. In general, revenue growth in each geographic region, excluding Europe, corresponds with the overall growth of the business and our consolidated revenue. The decline in revenue in Europe for both the third quarter and first nine months of 2023 was primarily due to lower service volumes from our technology clients serviced from this region. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income – DLCX segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Operating revenues (arising from contracts with customers)	706	667	5.8%	2,185	1,983	10.2%
Intersegment revenues	183	136	34.6%	528	376	40.4%
DLCX Operating revenues and other income	889	803	10.7%	2,713	2,359	15.0%

DLCX Operating revenues and other income increased by $86 million in the third quarter of 2023 and $354 million in the first nine months of 2023.

Our digital and customer experience solutions revenues increased by $39 million in the third quarter of 2023 and $202 million in the first nine months of 2023, primarily attributable to growth in our tech and games, eCommerce and fintech and other industry vertical clients, arising from additional services provided to certain existing clients and new clients added since the prior year, including new clients from the acquisition of WillowTree. This growth was partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. In addition, the strengthening of both the U.S. dollar and the European euro against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses. The increase in intersegment revenues reflects the competitive benefits TELUS derives from the lower cost structure in the DLCX segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods solutions TELUS receives, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – DLCX segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Goods and services purchased[1]	159	150	6.0%	475	459	3.5%
Employee benefits expense[1]	559	464	20.5%	1,768	1,366	29.4%
DLCX operating expenses	718	614	16.9%	2,243	1,825	22.9%

1	Includes restructuring and other costs.

DLCX operating expenses increased by $104 million in the third quarter of 2023 and $418 million in the first nine months of 2023. See DLCX Adjusted EBITDA below for further details.

EBITDA – DLCX segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2023	2022	Change		2023	2022	Change
EBITDA	171	189	(9.4)%		470	534	(11.9)%
Add restructuring and other costs included in EBITDA	16	11	n/m		55	25	n/m
Adjusted EBITDA[1]	187	200	(6.5)%		525	559	(6.1)%
EBITDA margin[2] (%)	19.2	23.6	(4.4	) pts.	17.3	22.6	(5.3	) pts.
Adjusted EBITDA margin[2] (%)	21.0	24.9	(3.9	) pts.	19.3	23.7	(4.4	) pts.

1	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
2	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBITDA decreased by $18 million or 9.4% in the third quarter of 2023 and $64 million or 11.9% in the first nine months of 2023. DLCX Adjusted EBITDA decreased by $13 million or 6.5% in the third quarter of 2023 and $34 million or 6.1% in the first nine months of 2023, while Adjusted EBITDA margin decreased by 3.9 percentage points in the third quarter of 2023 and 4.4 percentage points in the first nine months of 2023. These decreases were primarily due to cost imbalances arising from reductions in service demand, principally in Europe, from some of our larger technology clients, with the impacts being more significant beginning in the second quarter of 2023, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023. Notably, Adjusted EBITDA and Adjusted EBITDA margin have shown sequential improvement, reflecting the positive impacts realized from cost efficiency efforts, including decreases in our team member count within DLCX in response to the reduction in service demand from some of our clients.

Adjusted EBITDA less capital expenditures – DLCX segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
Adjusted EBITDA	187	200	(6.5)%	525	559	(6.1)%
Capital expenditures	(35)	(33)	6.1%	(89)	(102)	(12.7)%
Adjusted EBITDA less capital expenditures[1]	152	167	(9.0)%	436	457	(4.6)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX Adjusted EBITDA less capital expenditures decreased by $15 million in the third quarter of 2023 and $21 million in the first nine months of 2023. See Section 7.3 for further discussion on capital expenditures.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

EBIT – DLCX segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2023	2022	Change	2023	2022	Change
EBITDA	171	189	(9.4)%	470	534	(11.9)%
Depreciation	(48)	(39)	23.1%	(136)	(114)	19.3%
Amortization of intangible assets	(60)	(42)	42.9%	(186)	(131)	42.0%
EBIT[1]	63	108	(41.7)%	148	289	(48.8)%

1	See Section 11.1 Non-GAAP and other specified financial measures.

DLCX EBIT decreased by $45 million in the third quarter of 2023 and $141 million in the first nine months of 2023, primarily due to the decrease in EBITDA as described above, higher depreciation and amortization related to the acquisition of WillowTree, and corresponding intangible assets acquired on January 3, 2023.

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2023	2022	Change	Change includes:
Current assets
Cash and temporary investments, net	1,204	974	230	See Section 7 Liquidity and capital resources
Accounts receivable	3,363	3,316	47	An increase primarily driven by higher fixed product customer receivables and acquisitions, partly offset by decreases in sales volumes from our dealer and retail channels, receipt of vendor credits and wireless roaming
Income and other taxes receivable	163	124	39	Instalments to date are more than the expense
Inventories	550	537	13	An increase primarily driven by the advance purchase of fixed product inventory and increase in the volume of used handsets, offset by higher consumption of fixed product inventory
Contract assets	423	441	(18)	Refer to description in non-current contract assets
Prepaid expenses	775	617	158	An increase in the prepayment of maintenance contracts net of amortization and annual prepayment of statutory employee benefits and licensing fees
Current derivative assets	65	83	(18)	A decrease in the notional amount of hedging items.
Current liabilities
Short-term borrowings	104	104	—	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,401	3,952	(551)	A decrease primarily driven by a reduction in liabilities associated with trade accounts payables and capital expenditures. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	145	112	33	Instalments to date are less than the expense
Dividends payable	529	502	27	Effects of increases in the dividend rate and number of shares outstanding
Advance billings and customer deposits	937	891	46	An increase in advance billings primarily due to business growth during the period. See Note 24 of the interim consolidated financial statements
Provisions	345	166	179	An increase primarily driven by employee-related provisions
Current maturities of long-term debt	4,376	2,541	1,835	An increase from the reclassification of long-term debt related to the upcoming maturity of $1.1 billion Notes, Series CK, in April 2024, and the upcoming maturity of TELUS bank credit facility of $1.1 billion in July 2024; partly offset by the maturity of $500 million Notes, Series CJ, in March 2023 and a decrease in outstanding commercial paper
Current derivative liabilities	4	18	(14)	A decrease in the notional amount of hedging items.
Working capital (Current assets subtracting Current liabilities)	(3,298)	(2,194)	(1,104)	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(c) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Financial position at:	Sept. 30	Dec. 31
($ millions)	2023	2022	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,372	17,084	288	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	19,813	19,239	574	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,053	9,131	922	An increase primarily due to the acquisitions of WillowTree and individually immaterial business acquisitions. See Note 18 of the interim consolidated financial statements
Contract assets	280	320	(40)	A decrease driven by lower subsidized devices offset with our Bring-It-Back and TELUS Easy Payment® programs
Other long-term assets	2,399	2,203	196	An increase primarily due to new investments in associates, partially offset by decreases in the fair value of virtual power purchase agreements.
Non-current liabilities
Provisions	682	538	144	A net increase primarily driven by business acquisitions
Long-term debt	23,457	22,496	961	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	623	636	(13)	A decrease due to pension benefit liabilities. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,351	4,455	(104)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	16,317	16,569	(252)	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,189	1,089	100	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2023	2022	Change	2023	2022	Change
Cash provided by operating activities	1,307	1,300	7	3,185	3,685	(500)
Cash used by investing activities	(791)	(1,917)	1,126	(4,032)	(4,554)	522
Cash provided by financing activities	39	1,675	(1,636)	1,077	1,586	(509)
Increase in Cash and temporary investments, net	555	1,058	(503)	230	717	(487)
Cash and temporary investments, net, beginning of period	649	382	267	974	723	251
Cash and temporary investments, net, end of period	1,204	1,440	(236)	1,204	1,440	(236)

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2023	2022	Change	2023	2022	Change
Operating revenues and other income (see Section 5.3)	5,008	4,671	337	14,918	13,354	1,564
Goods and services purchased (see Section 5.3)	(1,858)	(1,794)	(64)	(5,451)	(5,025)	(426)
Employee benefits expense (see Section 5.3)	(1,633)	(1,231)	(402)	(4,741)	(3,521)	(1,220)
Restructuring and other costs, net of disbursements	90	4	86	190	(13)	203
Net employee defined benefit plans expense	15	24	(9)	46	76	(30)
Employer contributions to employee defined benefit plans	(7)	(9)	2	(23)	(34)	11
Share-based compensation expense, net of payments	27	30	(3)	100	98	2
Unrealized change in forward element of virtual power purchase agreements (see Section 5.3)	33	(151)	184	59	(231)	290
Interest paid	(307)	(203)	(104)	(888)	(578)	(310)
Interest received	4	10	(6)	11	11	—
Income taxes paid, net of recoveries received	(63)	(91)	28	(342)	(329)	(13)
Other operating working capital changes	(2)	40	(42)	(694)	(123)	(571)
Cash provided by operating activities	1,307	1,300	7	3,185	3,685	(500)

Cash provided by operating activities increased by $7 million in the third quarter of 2023 and decreased by $500 million in the first nine months of 2023.

●	Restructuring and other costs, net of disbursements, represented a net change of $86 million in the third quarter of 2023 and $203 million in the first nine months of 2023. We incurred lower restructuring and other costs disbursements net of expense, related to cost efficiency and effectiveness initiatives, which includes $68 million in one-time amounts for the ratification of the new collective agreement between the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU) and ourselves that was paid in the second quarter of 2023.

●	Interest paid increased by $104 million in the third quarter of 2023 and $310 million in the first nine months of 2023, largely due to: (i) the issuances of the three-tranche $2.0 billion of notes near the end of third quarter of 2022 and the first quarter 2023 Series CAJ notes described in Section 7.4; (ii) increased draws on the TELUS International (TI) credit facility; (iii) the unsecured non-revolving $1.1 billion bank credit facility maturing July 9, 2024, which was first drawn during the third quarter of 2022; and (iv) increased interest paid on commercial paper, as we had more commercial paper outstanding during the first nine months of 2023 at higher interest rates.

●	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2023	2022	Change	2023	2022	Change
Cash payments for capital assets, excluding spectrum licences	(745)	(832)	87	(2,498)	(2,861)	363
Cash payments for spectrum licences	(24)	—	(24)	(29)	—	(29)
Cash payments for acquisitions, net	(11)	(1,022)	1,011	(1,273)	(1,502)	229
Advances to, and investment in, real estate joint ventures and associates	(19)	(1)	(18)	(136)	(3)	(133)
Real estate joint venture receipts	1	1	—	5	3	2
Proceeds on disposition	—	3	(3)	7	15	(8)
Investment in portfolio investments and other	7	(66)	73	(108)	(206)	98
Cash used by investing activities	(791)	(1,917)	1,126	(4,032)	(4,554)	522

Cash used by investing activities decreased by $1,126 million in the third quarter of 2023 and $522 million in the first nine months of 2023.

●	The decrease in Cash payments for capital assets, excluding spectrum licences in both the third quarter and first nine months of 2023, was primarily composed of:

●	Decreases in capital expenditures of $156 million in the third quarter of 2023 and $523 million in the first nine months of 2023 (see Capital expenditure measures table and discussion below)

●	Higher capital expenditure payments of $69 million in the third quarter of 2023 and $160 million in the first nine months of 2023 with respect to payment timing differences.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	Cash payments for spectrum licences increased by $24 million in the third quarter and $29 million in the first nine months of 2023, primarily related to the acquisition of AWS-1 and broadband radio service (BRS) bands.

●	In the first quarter of 2023, we made cash payments for the acquisition of WillowTree, as well as individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to the first nine months of 2022, where we made cash payments for the acquisitions of Fully Managed Inc., Vivint Smart Home and LifeWorks, as well as other individually immaterial business acquisitions that were complementary to our existing lines of business.

●	Advances to, and investments in, real estate joint ventures and associates increased by $18 million in the third quarter of 2023 and $133 million in the first nine months of 2023, primarily related to our equity interest in Miovision Technologies Incorporated. See Note 21 of the interim consolidated financial statements for further details.

•	Investment in portfolio investments and other decreased by $73 million in the third quarter of 2023 and $98 million in the first nine months of 2023, primarily from a decrease of capital inventory, as well as investments in a greater number of portfolio investments in the third quarter and first nine months of 2022.

Capital expenditure measures

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2023	2022	Change		2023	2022	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment
TTech operations	712	873	(18.4)%		2,161	2,678	(19.3)%
TTech real estate development	22	19	15.8%		39	32	21.9%
	734	892	(17.7)%		2,200	2,710	(18.8)%
Digitally-led customer experiences – TELUS International (DLCX) segment	35	33	6.1%		89	102	(12.7)%
Consolidated	769	925	(16.9)%		2,289	2,812	(18.6)%
TTech segment capital expenditure intensity[2] (%)	17	22	(5	) pts.	17	24	(7	) pts.
DLCX segment capital expenditure intensity[2] (%)	4	4	—	pts.	3	4	(1	) pt.
Consolidated capital expenditure intensity[2] (%)	15	19	(4	) pts.	15	21	(6	) pts.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the condensed interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $156 million in the third quarter of 2023 and $523 million in the first nine months of 2023. TTech operations drove $161 million of the decrease in the third quarter of 2023 and $517 million in the first nine months of 2023, primarily due to the planned slowdown of our fibre and wireless network build and systems development, which is consistent with 2023 build targets when compared to our accelerated investments in the comparative periods of 2022. Our capital investments have enabled: (i) our internet, TV and security subscriber growth, as well as more premises connected to our fibre network; (ii) increased coverage of our 5G network; (iii) the expansion of our health product offerings and capabilities, as well as to support business integration; and (iv) enhancement of our product and digital development to increase our system capacity and reliability. TTech real estate development capital expenditures increased by $3 million in the third quarter of 2023 and $7 million in the first nine months of 2023, due to increased capital investment to support construction of multi-year development projects including TELUS Ocean and other commercial buildings in B.C. By September 30, 2023, our 5G network covered approximately 31.6 million Canadians, representing over 85% of the population.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2023	2022	Change	2023	2022	Change
Dividends paid to holders of Common Shares	(338)	(297)	(41)	(976)	(880)	(96)
Issue (repayment) of short-term borrowings, net	(490)	(182)	(308)	—	(17)	17
Long-term debt issued	2,808	4,936	(2,128)	8,325	8,993	(668)
Redemptions and repayment of long-term debt	(1,925)	(2,759)	834	(6,195)	(6,388)	193
Shares of subsidiary purchased from non-controlling interests, net	—	—	—	(57)	(85)	28
Other	(16)	(23)	7	(20)	(37)	17
Cash provided by financing activities	39	1,675	(1,636)	1,077	1,586	(509)

Cash provided by financing activities decreased by $1,636 million in the third quarter of 2023 and $509 million in the first nine months of 2023.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $41 million in the third quarter of 2023 and $96 million in the first nine months of 2023, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. This was partly offset by a higher discounted DRISP issuance. During the third quarter of 2023, our DRISP plan trustee acquired Common Shares for $188 million.

In October 2023, we paid dividends of $339 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $190 million, totalling $529 million.

Issue (repayment) of short-term borrowings, net

In the first quarter of 2023, we drew down amounts advanced to us from an arm’s-length securitization trust to finance working capital. These amounts were repaid in the third quarter of 2023.

Long-term debt issued and Redemptions and repayment of long-term debt

In the third quarter of 2023, long-term debt issued decreased by $2,128 million, while redemptions and repayment of long-term debt decreased by $834 million. These changes were primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $527 million to a balance of $1.4 billion (US$1.0 billion) at September 30, 2023, from a balance of $1.9 billion (US$1.5 billion) at June 30, 2023. Our commercial paper program, when utilized, provides lower-cost funds than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

●	A decrease in net draws on the TI credit facility, including foreign exchange effects, of $114 million. As at September 30, 2023, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1.4 billion, whereas as at June 30, 2023, net draws were US$1.5 billion. The TI credit facility is non-recourse to TELUS Corporation.

●	The September 8, 2023 three-tranche note issuance of $850 million of senior unsecured 5.75% Sustainability-Linked Notes, Series CAK, maturing on September 8, 2033; $400 million of senior unsecured 5.95% Notes, Series CAL, maturing on September 8, 2053; and $500 million of senior unsecured 5.60% Notes, Series CAM, maturing on September 9, 2030. The net proceeds from the three-tranche offering will be used for the repayment of outstanding indebtedness and for other general corporate purposes.

For the first nine months of 2023, long-term debt issued decreased by $668 million, while redemptions and repayment of long-term debt increased by $193 million. In addition to some activity from the third quarter of 2023, the change in balance for the first nine months of 2023 was primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $41 million from a balance of $1.5 billion (US$1.1 billion) at December 31, 2022.

●	An increase in net draws on the TI credit facility, including foreign exchange effects, of $995 million. As at December 31, 2022, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$689 million. The increase in net draws on the TI credit facility was used to fund the acquisition of WillowTree.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

●	The March 28, 2023 issue of $500 million of senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, maturing on March 28, 2033. The net proceeds were used for the repayment of outstanding indebtedness and other general corporate purposes.

●	The repayment upon maturity of $500 million of 3.35% Notes, Series CJ due March 2023.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 11.5 years at September 30, 2023, a decrease from 12.1 years at both December 31, 2022 and September 30, 2022. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) was 4.33% at September 30, 2023, an increase from 4.03% at December 31, 2022 and from 3.95% at September 30, 2022.

Shares of subsidiary purchased from non-controlling interests, net

In the second quarter of 2023, we acquired 2.5 million multiple voting shares of TELUS International from a non-controlling interest. As at September 30, 2023, TELUS held approximately 56.0% of the outstanding shares of TELUS International, 1.9% of the outstanding subordinate voting shares, 76.0% of the outstanding multiple voting shares of TELUS International and 73.4% of the outstanding voting rights of TELUS International.

In the second quarter of 2022, we also acquired shares of TELUS International from a non-controlling interest.

Other

In the third quarter of 2023, we incurred debt issuance costs in connection with the above mentioned September 8, 2023 three-tranche note issuance. This was lesser than debt issuance costs incurred in the first nine months of 2022 in connection with the September 13, 2022 three-tranche note issuance and the first quarter 2022 senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes issuance.

We also incurred debt issuance costs in connection with the issuance of our senior unsecured 4.95% Sustainability-Linked Notes, Series CAJ, in the first quarter of 2023, which was lesser than debt issuance costs in connection with the issuance of our senior unsecured 3.40% U.S. Dollar Sustainability-Linked Notes in the first quarter of 2022.

7.5 Liquidity and capital resource measures

Net debt was $26.7 billion at September 30, 2023, an increase of $3.0 billion compared to one year earlier, resulting mainly from: the third quarter 2023 three-tranche issuance of $1.75 billion of notes as described in Section 7.4; an increase in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which is non-recourse to TELUS Corporation; and the first quarter 2023 issuance of $500 million of Sustainability-Linked Notes, Series CAJ, as described in Section 7.4; and less Cash and temporary investments. These factors were partially offset by the repayment upon maturity of 3.35% Notes, Series CJ in the first quarter of 2023.

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 85% as at September 30, 2023, down from 86% one year earlier. The decrease was primarily due to: (i) an increase in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility; (ii) the repayment upon maturity of 3.35% Notes, Series CJ in the first quarter of 2023; and (iii) an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation. These factors were partially offset by: (i) the third quarter 2023 three-tranche issuance of $1.75 billion of notes and the first quarter 2023 issuance of $500 million of Sustainability-Linked Notes, Series CAJ, both as described in Section 7.4; and (ii) the size of the unsecured non-revolving bank credit facility maturing July 9, 2024 being reduced from $1.6 billion at September 30, 2022 to $1.1 billion at September 30, 2023, and it is classified as floating-rate debt in this calculation.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.82 times, as measured at September 30, 2023, up from 3.44 times one year earlier. The effect of the increase, primarily due to business acquisitions, on net debt levels (which were already elevated in the current and comparative periods due to the acquisition of spectrum licences, our largest indefinite life asset), exceeded the effect of growth in EBITDA – excluding restructuring and other costs. As at September 30, 2023, the acquisition of spectrum licences increased the ratio by approximately 0.45 and business acquisitions over the past 12 months increased the ratio by approximately 0.14. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment to extend our network capacity to support continuing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction in 2019, the 3500 MHz auction in 2021, the 3800 MHz auction that commenced in October 2023 and the expected upcoming spectrum auction in 2024 for millimetre wave, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the spectrum auction in 2021, and the spectrum auctions underway in 2023 and expected in 2024), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2023 (see Section 7.6 Credit facilities).

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2023	2022	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	27,833	25,139	2,694
Net debt[1]	26,719	23,689	3,030
Net income	822	2,116	(1,294)
EBITDA – excluding restructuring and other costs[1]	6,995	6,880	115
Financing costs	1,317	502	815
Net interest cost[1]	1,218	752	466
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	85	86	(1	) pt.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (years)	11.5	12.1	(0.6)
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the TI credit facility, lease liabilities and other long-term debt) (%)	4.33	3.95	0.38	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.82	3.44	0.38
Coverage ratios[1] (times)
Earnings coverage	1.9	4.4	(2.5)
EBITDA – excluding restructuring and other costs interest coverage	5.7	9.1	(3.4)
Other measures[1] (%)
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures	151	215	(64	) pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	88	120	(32	) pts.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2023 was 1.9 times, down from 4.4 times one year earlier. A decrease in income before borrowing costs and income taxes decreased the ratio by 1.7, while an increase in borrowing costs decreased the ratio by 0.8. Restructuring and other costs impacted the ratio by 0.5.

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2023 was 5.7 times, down from 9.1 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.2 and an increase in net interest costs of $466 million decreased the ratio by 3.6.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended September 30, 2023 is presented for illustrative purposes in evaluating our target guideline. As at September 30, 2023, the ratio was outside of the objective range, primarily due to our planned accelerated capital expenditures program to support our broadband capital investments, the build-out of our TELUS PureFibre infrastructure and the acceleration of our 5G network roll-out. Excluding the effects of our accelerated capital expenditures program of $132 million for the four most recent quarters, as at September 30, 2023, the ratio was 81%.

TI intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

7.6 Credit facilities

At September 30, 2023, we had $1,333 million of liquidity available from the TELUS revolving credit facility and $547 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring July 14, 2028. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required. As at September 30, 2023, we had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at September 30, 2023, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 6.0% through October 2023.

TELUS revolving credit facility at September 30, 2023

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	July 14, 2028	2,750	—	—	(1,417)	1,333

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2023, our consolidated leverage ratio was 3.82 to 1.00 and our consolidated coverage ratio was 5.7 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar other than the covenant includes in EBITDA the unrealized effects of non-currency risk-related derivative financial instruments that are held for trading (see Note 4(d) of the interim consolidated financial statements). The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum) as at September 30, 2023. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at September 30, 2023, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The TI credit facility is comprised of revolving components totalling US$800 million (TELUS Corporation as approximately 7.2% lender) and amortizing term loan components totalling US$1.2 billion (TELUS Corporation as approximately 7.2% lender). The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.4% as at September 30, 2023.

The term loan components are subject to amortization schedules which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At September 30, 2023, we had $62 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $122 million at September 30, 2023. We have arranged incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3800 MHz wireless spectrum auction that commenced in October 2023. Under the terms of the auction, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for the final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any national incumbent could be required to deliver is approximately $350 million.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Other long-term debt

Other liabilities bear interest at 3.3%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is currently able to sell an interest in certain trade receivables for an amount up to a maximum of $600 million. The agreement is in effect until December 31, 2024, and available liquidity was $500 million as at September 30, 2023. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain a credit rating of at least BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of November 3, 2023.

7.8 Credit ratings

There were no changes to our investment-grade credit ratings during the third quarter of 2023 or as of November 3, 2023. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 in our 2022 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2023, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the U.S., qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. TI has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

As at September 30, 2023, we had $1.3 billion of liquidity available from the TELUS revolving credit facility and $547 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities). Excluding the TI credit facility and including cash and temporary investments of $1.2 billion, we had available liquidity of more than $3.0 billion at September 30, 2023 (see Section 11.1 Non-GAAP and other specified financial measures). This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment-grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2023, our contractual commitments related to the acquisition of Property, plant and equipment were $377 million through to December 31, 2027, as compared to $275 million over a period ending December 31, 2027 reported as at December 31, 2022. The increase was primarily attributable to real estate development initiatives.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29(a) of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2023	October 31, 2023
Common Shares	1,455	1,463
Common Share options	2	2
Restricted share units and deferred share units – equity-settled	12	12

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $18 million in the third quarter of 2023 and $60 million in the first nine months of 2023 compared to $23 million and $78 million in the respective periods in 2022. The decrease in compensation expense for key management personnel in both the third quarter and first nine months of 2023 was primarily due to lower share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint ventures and associate

During the three-month and nine-month periods ended September 30, 2023, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of the interim consolidated financial statements.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($282 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing July 12, 2024. We have entered into lease agreements with the TELUS Sky real estate joint venture.

During the three-month and nine-month periods ended September 30, 2023, we increased our investment in Miovision Technologies Incorporated, as set out in Note 21(b) of the interim consolidated financial statements.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2022. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2022 annual MD&A, which is hereby incorporated by reference.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2022 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2023 outlook, as described in Section 9 in our 2022 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2023 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.2%, 0.8%, 2.1%, 1.2% and 0.6%, respectively (compared to 0.6%, 0.4%, 1.5%, 0.3% and 0.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual inflation rates in Canada, B.C., Alberta and Quebec are 3.9%, 3.9%, 3.4% and 4.2%, respectively (compared to 3.7%, 3.7%, 3.8% and 3.7%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual unemployment rates in Canada, B.C., Ontario and Quebec are 5.5%, 5.3%, 5.6% and 4.4%, respectively (compared to 6.1%, 5.6%, 6.6% and 5.5%, respectively, as reported in our 2022 annual MD&A).

●	Our revised estimates for 2023 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 236,000 units, 47,000 units, 32,000 units, 86,000 units and 41,000 units, respectively (compared to 212,000 units, 34,000 units, 31,000 units, 71,000 units and 50,000 units, respectively, as reported in our 2022 annual MD&A).

The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

●	Regarding our digitally-led customer experiences (DLCX) segment, we anticipate continued optimization of its cost structure enabled by automation and generative AI solutions to mitigate near-term challenges from persistent global macroeconomic pressures. Long-term growth and profitability will be supported by the differentiation of digital customer experience solutions.

●	Defined benefit pension plan funding has been revised to approximately $28 million from approximately $35 million due to improvements in the funded statuses of the plans.

●	Our restructuring and other costs assumption has been revised to up to $750 million from approximately $275 million. This was driven by accelerated cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth.

●	Our income taxes computed at an applicable statutory rate assumption has been revised downward to a range of 23.3 to 23.9% from a range of 24.7 to 25.3%, and our cash income tax payments assumption has been further revised downward to a range of approximately $375 million to $425 million, from a range of approximately $420 million to $500 million as disclosed in our second quarter 2023 MD&A, and from a range of approximately $550 million to $630 million as disclosed in our 2022 annual MD&A. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to lower forecasted net income before tax, in part due to increased restructuring and other costs supporting our efficiency and effectiveness initiatives.

●	We anticipate a 2023 European euro to U.S. dollar average exchange rate of €1.00: US$1.09 compared to our original European euro to U.S. dollar average exchange rate of €1.00: US$1.08 assumption.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2022 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

The following is a summary of certain significant communications industry regulatory developments and proceedings relevant to our telecommunications business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2022 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. No details were released about when the framework review would take place, or when a new framework will be implemented. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Millimetre Wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED maintains its projection that the mmWave auction will commence in 2024.

3800 MHz spectrum auction to support 5G

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. On May 21, 2021, ISED released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, which will make 250 MHz of spectrum available for auction. The 3800 MHz spectrum will only be cleared and available by March 2025 in urban areas and March 2027 in many rural areas. Certain rural areas (in Northwest Territories, Yukon and Nunavut, and northern parts of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador) are still deemed satellite-dependent and this spectrum is considered encumbered for mobile use in these areas. On June 30, 2022, ISED released its Decision on a Policy and Licensing Framework for Spectrum in the 3800 MHz Band, which defines the auction rules and conditions of licence for the 3800 MHz band. The auction framework includes a 100 MHz cap across the 3500 MHz and 3800 MHz bands and unlike previous auctions, it does not include set-asides. In 29 of the 172 licence areas, only 50 MHz of unencumbered spectrum is available and the remaining 200 MHz will be encumbered by coexistence with satellite earth stations. The limited amount of unencumbered spectrum may impact our ability to acquire an adequate quantity of 3800 MHz band spectrum in satellite-dependent areas. We applied and submitted our financial deposits for participation in the 3800 MHz spectrum auction on July 25, 2023. Auction bidding started on October 24, 2023.

Consultation on Conditions of Licence relating to the Provision of Service within the Toronto Transit Commission (TTC) Subway System

On September 11, 2023, ISED released new conditions of licence relating to the provision of service within the TTC subway system. These conditions of licence apply to all wireless service providers that hold mobile wireless spectrum that cover the Toronto tier 5-282 service area. These conditions of licence required all applicable licensees to provide wireless services in the TTC subway by October 3, 2023. They also set requirements upon licensees to finalize network agreements with Rogers Communications Inc., the licensee that operates the wireless antenna system in the TTC subway, and to meet stated deployment requirements over the next three years. We satisfied the October 3, 2023 date to deploy wireless services in the TTC subway. We are presently working to finalize a network agreement and will also plan to meet the stated deployment and other conditions of licence.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Review of the wholesale high-speed access service framework

On March 8, 2023, the CRTC issued Review of the wholesale high-speed access service framework, Telecom Notice of Consultation CRTC 2023-56. The Notice of Consultation first creates a rate reduction by requiring incumbent carriers to revise their rates to reflect a 10% decrease in the costs of traffic-sensitive components. The Notice of Consultation then seeks comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted. The Notice of Consultation further expresses the CRTC’s preliminary view that incumbents should be required to provide an interim aggregated wholesale FTTP service pending the disposition of the consultation. The consultation on the matter of an interim aggregated wholesale FTTP mandate has now closed, and the remainder of the proceeding is scheduled to conclude with an oral hearing at a date to be fixed. Until the CRTC releases its decisions in this matter, it is too early to determine the impact of this proceeding on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially negotiated rates and will be phased out after seven years. On October 25, 2022, the CRTC released Telecom Decision CRTC 2022-288, where it made determinations on the draft terms and conditions of the MVNO tariffs of TELUS, Bell, Rogers and SaskTel. The carriers updated their tariffs based on this decision and the Commission granted final approval on May 9, 2023 in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use. Eligible wireless providers desiring MVNO access are entitled to commence negotiations. The Commission also issued Telecom Order 2023-171 where it approved updates to the domestic roaming tariffs of TELUS, Bell and Rogers to take into account the availability of seamless roaming and 5G services as part of mandated domestic roaming.

We appealed two determinations from this decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. We have sought leave to appeal to the Supreme Court of Canada on the issue of CRTC jurisdiction over mobile wireless transmission facilities.

On July 24, 2023, the CRTC issued its first arbitration decision related to the MVNO framework, in the context of a final offer arbitration between Rogers and Quebecor. The CRTC selected Quebecor’s offer for the MVNO data access rate, but the rate remains confidential. Rogers has now filed an application with the Federal Court of Appeal seeking leave to appeal the CRTC’s decision. In addition, on October 10, 2023, the CRTC issued an arbitration decision about access to MVNO services by Quebecor from Bell. The CRTC selected the data rate as proposed by Bell. The impact of these decisions on us will be dependent on the commercial rates that we negotiate for MVNO access or are otherwise imposed by the CRTC through the final offer arbitration process, as well as the outcome of the Federal Court of Appeal process.

Consultation on amending the CRTC MVNO mandate to include additional retail market segments

On March 1, 2023, the CRTC issued Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Considering the inclusion of additional retail market segments, Telecom Notice of Consultation CRTC 2023-48. In this consultation, the CRTC is soliciting comments on whether the wholesale MVNO framework should be broadened to include enterprise, Internet of Things (IoT) and machine-to-machine service. The record of this proceeding is now closed. Until the CRTC issues a decision in this consultation, it is too early to determine its impact on us.

Application to seek a review of domestic wholesale roaming rates

On May 19, 2022, Bragg Communications Inc., Cogeco Communications Inc., Videotron Ltd., Xplornet Communications Inc. and Xplore Mobile Inc. filed a joint application to the CRTC seeking a review of the tariffed rates currently charged by TELUS, Bell and Rogers for domestic wholesale roaming, claiming that the current rates are no longer just and reasonable. We have filed an answer to this application demonstrating why such a review is not warranted at this time and the CRTC has since issued requests for information to wireless services providers. The impact of this application is dependent upon whether the CRTC decides to undertake a review of mandated roaming rates and to what extent there are any changes for current tariffed rates.

New draft cybersecurity legislation

On June 14, 2022, the federal government introduced Bill C-26, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation would amend the Telecommunications Act, among other things, to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. In practice, this will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-26, if passed, to, among other things, require the removal of existing Huawei and ZTE 5G equipment by June 28, 2024. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Bill C-26 received second reading on March 27, 2023. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Government of Canada and CRTC activities to improve Canadian network resiliency

On February 22, 2023, the CRTC issued Call for comments – Development of a regulatory framework to improve network reliability and resiliency – Mandatory notification and reporting about major telecommunications service outages, Telecom Notice of Consultation CRTC 2023-39, in which it sought comments on a notification and reporting regime for major service outages. In addition, the Commission mandated the implementation of an interim notification and reporting regime for major service outages while the consultation is ongoing. We implemented the interim regime on March 8, 2023, and are also participating in the consultation. ISED is also conducting further steps via the Canadian Security Telecommunications Advisory Committee (CSTAC) to examine network resiliency. We continue to participate in all follow-up initiatives as required. It is too early to determine if these initiatives will have a material impact until they are concluded.

Nova Scotia 911 legislation

In November 2022, Nova Scotia passed amendments to the Emergency 911 Act and the Emergency Management Act that, among other things, require telecommunications service providers to take certain actions to prevent certain outages, to inform stakeholders, and to refund customers in the case of certain outages. These amendments have received royal assent but have not been proclaimed into force. Most of the obligations of telecommunications service providers are to be set out in regulations, which have yet to be made by the Governor in Council. Until the regulations are made, it is too early to determine the impact of this legislation on us.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC sought comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision this year. It is too early to determine the impact of the proceeding on us.

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. Consistent with the CRTC’s requirements, we are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. We continue our work to fully implement NG9-1-1.

On October 4, 2023, a group of public safety answering points (PSAPs), which are the entities that receive 9-1-1 calls and dispatch emergency services, filed an application to the CRTC asking that NG9-1-1 network providers, including us, make available a NG9-1-1 network testing environment for PSAPs. We are reviewing this application and plan to intervene as part of this process. The outcome of this application is not expected to be material and will not affect our ability to meet our regulatory mandate to implement NG9-1-1.

Development of a network-level blocking framework to limit botnet traffic

On June 23, 2022, the CRTC released Development of a network-level blocking framework to limit botnet traffic and strengthen Canadians’ online safety, Compliance and Enforcement and Telecom Decision CRTC 2022-170. The Commission has asked its technical working group, the CRTC Interconnection Steering Committee, to examine the issue and produce a report within nine months about how internet service providers (ISPs) can implement network blocking of malicious botnet traffic. Parties will have an opportunity to comment on the report prior to the Commission rendering any further determinations. The outcome is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Federal private sector privacy bill proposes to repeal and replace the Personal Information Protection and Electronic Documents Act

On June 16, 2022, Bill C-27 was introduced and received first reading in the House of Commons. The Digital Charter Implementation Act, 2022 proposes to enact the Consumer Privacy Protection Act (replacing the existing private sector privacy legislation and implementing new consumer privacy rights, enhanced enforcement powers and a private right of action), the Personal Information and Data Protection Tribunal Act (a new adjudicative body to provide independent oversight on enforcement activities by the regulator) and the Artificial Intelligence and Data Act (a new regulatory regime for the use of AI in the private sector, using a risk-based framework supported by extensive enforcement powers). The bill proposes significant changes to federal privacy legislation in Canada. Bill C-27 is currently being studied by the House of Commons Standing Committee on Industry and Technology. Until the bill is passed in its final form, we are unable to determine the materiality of the proposed changes.

Amendments to Quebec’s public and private sector privacy law

On September 22, 2021, An Act to modernize legislative provisions as regards the protection of personal information, received assent. Extensive new requirements governing the collection, use and disclosure of the personal information of individuals in Quebec will be phased in over three years (September 2022 to September 2024). The Act also creates a new enforcement regime with significant criminal fines and administrative monetary penalties for certain infractions and a private right of action with minimum statutory punitive damages. The full impact of the Act is not yet known because some key provisions, such as those relating to artificial intelligence, have to be further elaborated through government regulations and interpretive guidance from the regulator. The materiality of the change cannot be fully assessed at this time.

CRTC Review of Telecommunications Services to the Far North

On November 2, 2020, the CRTC initiated the first phase of a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in Canada’s North. On June 8, 2022, the CRTC released Telecom Notice of Consultation CRTC 2022-147 initiating the second phase of this review, leaving open the potential for subsidy increases. On October 24, 2022, the CRTC added three TELUS communities (High Level, Alberta, Atlin, B.C. and Fort St. John, B.C.) to the scope of the proceeding. A hearing was held in Whitehorse, Yukon from April 17 to 21, 2023. The CRTC has since issued some requests for information that suggested a subsidy of up to $55 million per year, of which we would pay approximately 25%. A decision is unlikely before 2024.

Consultation on amendments to the Competition Act

In February 2022, ISED announced its intention to undertake a review of the Competition Act, beginning with immediate, targeted amendments to the Act. The targeted amendments received royal assent on June 23, 2022 and included: (i) addition of a new provision to protect workers from agreements between employers that fix wages and restrict job mobility; (ii) addition of a new provision regarding “drip pricing” to both the civil and criminal prohibition on false or misleading representations; (iii) addition of an expanded list of factors to be considered when assessing the competitive impact of mergers, business practices and competitor collaborations; (iv) amendments to clarify an “anti-competitive act” for abuse of dominance; (v) amendments to provide access by private parties to the Competition Tribunal if they are directly and substantially affected by the conduct of another party; and (vi) introduction of an anti-avoidance provision to the notifiable transactions provisions of the Competition Act.

In November 2022, ISED commenced a consultation seeking input on further amendments to the Competition Act. The further consultations were commenced by the issuance of a discussion paper entitled The Future of Competition Policy in Canada, released in November 2022. ISED has outlined five areas of focus for the consultation: (i) merger review; (ii) unilateral conduct; (iii) competitor collaborations; (iv) deceptive marketing; and (v) administration and enforcement of the law. We filed comments setting out our views on these topics in response.

In October 2023, the Government tabled Bill C-56 in Parliament, which would amend the Competition Act to: (i) repeal the efficiencies defence in respect of mergers; (ii) enhance the powers of the Commissioner of Competition with respect to market studies; and (ii) extend the civil competitor collaboration provisions to include certain agreements between non-competitors.

Rogers application to attach small cell antennas to TELUS and Bell support structures

On July 4, 2023, Rogers brought an application to the CRTC alleging that TELUS and Bell have an obligation to process Rogers applications to attach small cell antennas to support structures and that TELUS and Bell have failed to meet this obligation. Answers to the application were filed on August 11, 2023 wherein we opposed the allegations vigorously.

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. Concurrent with the tariff application proceeding, which included requests for information and replies to interventions, on February 28, 2023, British Columbia’s Ministry of Transportation and Infrastructure (MOTI) filed an application with the CRTC to stay the Commission’s directives in the decision, as well as to review and rescind or vary the decision. We responded on March 30, 2023 asking the Commission to dismiss MOTI’s review and vary application (R&V) and on May 16, 2023, the Commission denied MOTI’s request for a stay of the directives but has yet to conclude on the R&V. The R&V ruling is outstanding and is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Broadcasting and content-related issues

Regulatory Plan to modernize Canada’s broadcasting system

Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, which brings streaming services that operate over the internet expressly within the scope of the Broadcasting Act, was passed by Parliament and received Royal Assent on April 27, 2023. On May 12, 2023, the CRTC issued three notices of consultation for Phase 1 of the Regulatory Plan, including notices of consultation concerning the contribution framework that will apply to traditional and online broadcasting undertakings, the registration of online undertakings, and a review of exemption orders and basic conditions of service that will apply to online undertakings. We have participated in all three consultations. On September 29, 2023, the CRTC released policies relating to which online undertakings are required to register with the CRTC, and the conditions of service that will apply to those undertakings. We will participate in the CRTC’s hearing scheduled to begin on November 20, 2023, to consider the initial contribution regime that will apply to online undertakings. It is too early to determine the impact on us.

TELUS receives administrative renewals for its broadcasting undertaking licences

On August 8, 2023, the CRTC issued administrative licence renewals for various broadcasting undertakings, including our terrestrial broadcasting distribution undertakings (BDUs) serving areas of Alberta, British Columbia and Quebec, and our terrestrial pay-per-view (PPV) service. As a result of these administrative licence renewals, our BDUs and PPV service will continue to operate under their existing conditions of licence until August 31, 2026. On August 29, 2023, the CRTC issued an administrative licence renewal for our national video-on-demand (VOD) undertaking, for the period of September 1, 2023 to December 31, 2023.

Review of the Copyright Act and consultations on copyright reform to address specific issues

The Copyright Act’s last statutorily mandated review was launched in 2017 and resulted in reports from the Standing Committee on Industry, Science and Technology and the Standing Committee on Canadian Heritage being presented to the House of Commons in the summer of 2019. The parliamentary review led to further government consultations (described below) launched in 2021 to explore specific issues raised during the review, such as how to modernize the copyright framework for online intermediary liability, AI and IoT. The timeline for potential changes to the Copyright Act is uncertain, although the next statutorily mandated review was supposed to be launched in 2022 and it is unclear whether or how this might impact the timeline for comprehensive copyright reform legislation. In the meantime, the federal government has made smaller changes to the Copyright Act, such as the inclusion in the 2022 budget of proposed amendments to extend the term of copyright by 20 years, which was required to satisfy Canada’s obligations under the Canada-United States-Mexico Agreement. The policy approach for copyright has traditionally been based on a balance between the rights of copyright owners and user rights, and as a result, the impact of this proceeding is not expected to be material.

On April 14, 2021, ISED announced the launch of a consultation to modernize the copyright framework for online intermediaries. The consultation builds on the work done in 2018 and 2019 as part of the parliamentary review of the Copyright Act. ISED sought comments on a broad range of issues, including the role of intermediaries in policing online copyright infringement, how to remunerate rights holders for the use of their content on online platforms, and what types of enforcement tools (such as website-blocking orders) should be available against intermediaries. We participated in this consultation and filed joint comments with other ISPs on May 31, 2021. Among other things, the comments advocated for a continuation of existing government policy that provides ISPs with unconditional safe harbour protection for the potentially infringing activities of their customers. It is too early to tell whether this consultation will have a material impact on us.

On July 19, 2021, the government announced a consultation to modernize the copyright framework applicable to AI and IoT. The government’s objectives were to support innovation and investment in AI and other digital and emerging technologies, support Canada’s cultural industries and preserve the incentive to create and invest provided by the economic rights set out in the Act, and support competition and marketplace needs regarding IoT devices and other software-enabled products. We participated in this consultation and filed joint comments with other ISPs on September 17, 2021. Among other things, the joint comments advocated that no changes should be made to the Copyright Act that would unduly burden or create potential liability risks for ISPs. Similar to the broader Copyright Act review, the impact of this proceeding is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Consultation on the government’s proposed approach to address harmful content online

On July 29, 2021, the government launched a consultation on its proposed approach to address harmful content online. The government’s proposals largely target social media and content platforms, but a few proposals would also have impacted ISPs. Accordingly, we participated in this consultation and filed joint comments with other ISPs on September 25, 2021. Among other things, the joint comments advocated that the legal framework for addressing harmful online content should not create undue obligations or liability for telecommunications carriers, and that requirements to block access to content online or to provide subscriber information should continue to require judicial orders. In March 2022, the government established an expert advisory group on online safety, with a mandate to provide the Minister of Canadian Heritage with advice on how to design the legislative and regulatory framework to address harmful content online and how to best incorporate the feedback received during the national consultation held from July to September 2021. Following the publication of the group’s report, the government conducted further consultations with stakeholder groups regarding the advice it received from the expert advisory group. The government has indicated it expects to table a bill to address online harms in 2023. The impact of this consultation is not expected to be material.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2022 annual MD&A and have not materially changed since December 31, 2022, except for the ratification of the new collective agreement between the TWU and ourselves as further described in Note 29(b) of the interim consolidated financial statements. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Reconciliation of adjusted Net income

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2023	2022	2023	2022
Net income attributable to Common Shares	136	514	553	1,367
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	297	73	553	137
Tax effect of restructuring and other costs	(71)	(18)	(129)	(34)
Real estate rationalization-related restructuring impairments	13	—	65	1
Tax effect of real estate rationalization-related restructuring impairments	(3)	—	(17)	—
Income tax-related adjustments	(23)	13	(35)	7
Other equity income related to real estate joint ventures	—	—	(1)	—
Virtual power purchase agreements unrealized change in forward element	33	(151)	59	(231)
Tax effect of virtual power purchase agreements unrealized change in forward element	(9)	40	(16)	61
Adjusted Net income	373	471	1,032	1,308

Reconciliation of adjusted basic EPS

	Three-month periods ended September 30		Nine-month periods ended September 30
($)	2023	2022	2023	2022
Basic EPS	0.09	0.37	0.38	0.99
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.20	0.05	0.38	0.10
Tax effect of restructuring and other costs, per share	(0.05)	(0.01)	(0.09)	(0.02)
Real estate rationalization-related restructuring impairments, per share	—	—	0.04	—
Tax effect of real estate rationalization-related restructuring impairments, per share	—	—	(0.01)	—
Income tax-related adjustments, per share	(0.01)	0.01	(0.02)	0.01
Virtual power purchase agreements unrealized change in forward element, per share	0.03	(0.11)	0.04	(0.17)
Tax effect of virtual power purchase agreements unrealized change in forward element, per share	(0.01)	0.03	(0.01)	0.04
Adjusted basic EPS	0.25	0.34	0.71	0.95

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility and amounts available under our trade receivables securitization program measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net in measuring TELUS’ performance.

Available liquidity reconciliation

As at September 30 ($ millions)	2023	2022
Cash and temporary investments, net	1,204	1,440
Net amounts available from the TELUS Corporation revolving credit facility	1,333	1,449
Amounts available under trade receivables securitization program	500	500
Available liquidity[1]	3,037	3,389

1	Excludes available liquidity from the unsecured non-revolving $1.1 billion bank credit facility.

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Calculation of Capital expenditure intensity

Three-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – Capital expenditures excluding real estate development	712	873	35	33	—	—	747	906
Denominator – Operating revenues and other income	4,306	4,009	889	803	(187)	(141)	5,008	4,671
Capital expenditure intensity (%)	17	22	4	4	n/m	n/m	15	19

Calculation of Capital expenditure intensity

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except ratio)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – Capital expenditures excluding real estate development	2,161	2,678	89	102	—	—	2,250	2,780
Denominator – Operating revenues and other income	12,745	11,384	2,713	2,359	(540)	(389)	14,918	13,354
Capital expenditure intensity (%)	17	24	3	4	n/m	n/m	15	21

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS-IASB measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2023	2022
Numerator – Sum of the last four quarterly dividends declared	2,063	1,846
Cash provided by operating activities	4,311	4,581
Less:
Capital expenditures	(2,949)	(3,721)
Denominator – Cash provided by operating activities less capital expenditures	1,362	860
Ratio (%)	151	215

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2023	2022
Sum of the last four quarterly dividends declared	2,063	1,846
Sum of the amounts of the last four quarterly dividends declared reinvested in Common Shares	(748)	(658)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,315	1,188
Denominator – Free cash flow[1]	1,492	994
Ratio (%)	88	120

1	Reflects the impacts of our accelerated capital program announced on March 25, 2021.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Calculation of Earnings coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2023	2022
Net income attributable to Common Shares	801	2,011
Income taxes (attributable to Common Shares)	235	667
Borrowing costs (attributable to Common Shares)[1]	1,125	778
Numerator	2,161	3,456
Denominator – Borrowing costs	1,125	778
Ratio (times)	1.9	4.4

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Three-month periods ended September 30 ($ millions)	2023	2022	2023	2022	2023	2022
Net income					137	551
Financing costs					352	34
Income taxes					28	211
EBIT	454	688	63	108	517	796
Depreciation	563	511	48	39	611	550
Amortization of intangible assets	329	258	60	42	389	300
EBITDA	1,346	1,457	171	189	1,517	1,646
Add restructuring and other costs included in EBITDA	287	67	16	11	303	78
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,633	1,524	187	200	1,820	1,724

EBITDA and Adjusted EBITDA reconciliations

	TTech		DLCX		Total
Nine-month periods ended September 30 ($ millions)	2023	2022	2023	2022	2023	2022
Net income					557	1,453
Financing costs					995	310
Income taxes					146	522
EBIT	1,550	1,996	148	289	1,698	2,285
Depreciation	1,713	1,523	136	114	1,849	1,637
Amortization of intangible assets	993	755	186	131	1,179	886
EBITDA	4,256	4,274	470	534	4,726	4,808
Add restructuring and other costs included in EBITDA	522	121	55	25	577	146
EBITDA – excluding restructuring and other costs	4,778	4,395	525	559	5,303	4,954
Other equity income related to real estate joint ventures	(1)	—	—	—	(1)	—
Adjusted EBITDA	4,777	4,395	525	559	5,302	4,954

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a simple cash flow view that may be more comparable to other issuers.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Adjusted EBITDA less capital expenditures reconciliation

	TTech		DLCX		Total
Three-month periods ended September 30 ($ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	1,633	1,524	187	200	1,820	1,724
Capital expenditures	(734)	(892)	(35)	(33)	(769)	(925)
Adjusted EBITDA less capital expenditures	899	632	152	167	1,051	799

Adjusted EBITDA less capital expenditures reconciliation

	TTech		DLCX		Total
Nine-month periods ended September 30 ($ millions)	2023	2022	2023	2022	2023	2022
Adjusted EBITDA	4,777	4,395	525	559	5,302	4,954
Capital expenditures	(2,200)	(2,710)	(89)	(102)	(2,289)	(2,812)
Adjusted EBITDA less capital expenditures	2,577	1,685	436	457	3,013	2,142

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

Calculation of EBITDA margin

Three-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – EBITDA	1,346	1,457	171	189	—	—	1,517	1,646
Denominator – Operating revenues and other income	4,306	4,009	889	803	(187)	(141)	5,008	4,671
EBITDA margin (%)	31.3	36.3	19.2	23.6	n/m	n/m	30.3	35.2

Calculation of EBITDA margin

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – EBITDA	4,256	4,274	470	534	—	—	4,726	4,808
Denominator – Operating revenues and other income	12,745	11,384	2,713	2,359	(540)	(389)	14,918	13,354
EBITDA margin (%)	33.4	37.5	17.3	22.6	n/m	n/m	31.7	36.0

Calculation of Adjusted EBITDA margin

Three-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – Adjusted EBITDA	1,633	1,524	187	200	—	—	1,820	1,724
Adjusted Operating revenues and other income:
Denominator – Operating revenues and other income	4,306	4,009	889	803	(187)	(141)	5,008	4,671
Adjusted EBITDA margin (%)	37.9	38.0	21.0	24.9	n/m	n/m	36.3	36.9

Calculation of Adjusted EBITDA margin

Nine-month periods ended September 30	TTech		DLCX		Eliminations		Total
($ millions, except margin)	2023	2022	2023	2022	2023	2022	2023	2022
Numerator – Adjusted EBITDA	4,777	4,395	525	559	—	—	5,302	4,954
Adjusted Operating revenues and other income:
Operating revenues and other income	12,745	11,384	2,713	2,359	(540)	(389)	14,918	13,354
Other equity income related to real estate joint ventures	(1)	—	—	—	—	—	(1)	—
Denominator – Adjusted Operating revenues and other income	12,744	11,384	2,713	2,359	(540)	(389)	14,917	13,354
Adjusted EBITDA margin (%)	37.5	38.6	19.3	23.7	n/m	n/m	35.5	37.1

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2023	2022
Numerator – EBITDA – excluding restructuring and other costs	6,995	6,880
Denominator – Net interest cost	1,218	752
Ratio (times)	5.7	9.1

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2023	2022	2023	2022
EBITDA	1,517	1,646	4,726	4,808
Restructuring and other costs, net of disbursements	90	4	190	(13)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(17)	(37)	32	90
Effects of lease principal (IFRS 16 impact)	(135)	(118)	(394)	(366)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	27	30	100	98
Net employee defined benefit plans expense	15	24	46	76
Employer contributions to employee defined benefit plans	(7)	(9)	(23)	(34)
Interest paid	(307)	(203)	(888)	(578)
Interest received	4	10	11	11
Capital expenditures[1]	(769)	(925)	(2,289)	(2,812)
Free cash flow before income taxes	418	422	1,511	1,280
Income taxes paid, net of refunds	(63)	(91)	(342)	(329)
Free cash flow	355	331	1,169	951

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2023	2022	2023	2022
Free cash flow	355	331	1,169	951
Add (deduct):
Capital expenditures[1]	769	925	2,289	2,812
Effects of lease principal	135	118	394	366
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	48	(74)	(667)	(444)
Cash provided by operating activities	1,307	1,300	3,185	3,685

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended September 30 ($ millions, except ratio)	2023	2022
Numerator – Net debt	26,719	23,689
Denominator – EBITDA – excluding restructuring and other costs	6,995	6,880
Ratio (times)	3.82	3.44

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of Net interest cost

For the 12-month periods ended September 30 ($ millions)	2023	2022
Financing costs	1,317	502
Deduct employee defined benefit plans net interest	(7)	(13)
Add interest on long-term debt, excluding lease liabilities – capitalized	5	32
Add virtual power purchase agreements unrealized change in forward element	(97)	231
Net interest cost	1,218	752

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security subscriber means a subscriber on an active TELUS security plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

TELUS Corporation – Management’s discussion and analysis – 2023 Q3

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). It is probable that some members and their dependents will be a user of multiple TELUS Health services.

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Digital health transactions mean the total number of health claims, dental claims, consultations or other transactions facilitated by TELUS Health products and services.

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